                                                                 Exhibit T3E(1)
Amended and Restated Offering Circular

                             HARTMARX CORPORATION

                               Offer to Exchange
       12 1/2% Senior Subordinated Notes Due 2003, Common Stock and Cash
                              for All Outstanding
                  10 7/8% Senior Subordinated Notes Due 2002

   We are offering to exchange $800 principal amount of our 12 1/2% Senior Subordinated Notes due September 15, 2003 ("New Notes"), 93 shares of our common stock, par value $2.50 per share ("Common Stock"), and $200 in cash for each $1,000 principal amount of our currently outstanding 10 7/8% Senior Subordinated Notes (CUSIP No. 417119AC8) (the "Existing Notes"). Subject to the terms and conditions described in this amended and restated offering circular (the "Offering Circular") and the accompanying letter of transmittal, we will issue New Notes and Common Stock and pay cash in exchange for all Existing Notes that are properly tendered and not withdrawn prior to the expiration of the exchange offer. Consummation of the exchange offer is conditioned on, among other customary conditions, at least 90% of the aggregate outstanding principal amount of Existing Notes being tendered and not withdrawn prior to the expiration of the exchange offer. For a more detailed description of the New Notes and Common Stock we are proposing to issue in the exchange offer, please see the sections of this Offering Circular captioned "Description of New Notes" and "Description of Capital Stock." The exchange offer is open to all holders of Existing Notes. Subject to applicable securities laws and the terms set forth in this Offering Circular, we reserve the right at any time to waive any and all conditions to the exchange offer, to extend the exchange offer, to terminate the exchange offer for any reason or no reason and otherwise to amend the exchange offer in any respect.

----------------------------------------------------------------------------
 THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 15, 2002 UNLESS EXTENDED OR EARLIER TERMINATED BY US. TENDERS OF EXISTING NOTES MAY BE WITHDRAWN AT ANY TIME ON OR PRIOR TO THE EXPIRATION
                         OF THE EXCHANGE OFFER.

----------------------------------------------------------------------------

   If you would like to tender all or any portion of your Existing Notes, you should either (i) complete and sign the enclosed letter of transmittal (or a facsimile thereof) in accordance with the instructions in the letter of transmittal, have your signature thereon guaranteed (if required by Instruction 1 to the letter of transmittal), mail or deliver the letter of transmittal (or a facsimile thereof) and any other required documents to Bank One Trust Company, National Association, our exchange agent, and either deliver the certificates for your Existing Notes along with the letter of transmittal to our exchange agent or tender your Existing Notes pursuant to the procedures for book-entry transfer set forth in the section of this Offering Circular captioned "The Exchange Offer--Procedures for Tendering Existing Notes" or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If your Existing Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that broker, dealer, commercial bank, trust company or other nominee to tender your Existing Notes.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.


   The exchange offer is being made in reliance upon an exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"), and similar exemptions from registration provided by certain state securities laws.

    See "Risk Factors" beginning on page 9 for a discussion of risks you should consider before tendering your Existing Notes.

            The date of this Offering Circular is January 2, 2002.

   We will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of Existing Notes. Our officers, directors and employees may solicit tenders from holders of Existing Notes and will answer inquiries concerning the exchange offer, but they will not receive additional compensation for soliciting tenders or answering any such inquiries.

   No dealer, salesman or other person has been authorized to give any information or to make any representations with respect to the matters described in this Offering Circular, other than those contained in this Offering Circular (including the documents incorporated herein by reference). If given or made, such information or representation may not be relied upon as having been authorized by us or any other person.

   This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any of the New Notes or Common Stock to any person in any jurisdiction where it is unlawful to make such an offer or solicitation.

   This Offering Circular summarizes various documents and other information. Those summaries are qualified in their entirety by reference to the documents and information to which they relate. In making an investment decision, you must rely on your own examination of us and the terms of the exchange offer, including the merits and risks involved. The information contained in this Offering Circular is as of the date hereof and neither the delivery of this Offering Circular nor the offering, sale or delivery of any New Notes and Common Stock shall create any implication that the information contained herein is correct at any time after the date hereof. No representation is made to any offeree or purchaser of the New Notes and Common Stock regarding the legality of an investment in those securities by the offeree or purchaser under any applicable legal investment or similar laws or regulations. The contents of this Offering Circular are not to be construed as legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor as to legal, business or tax advice with respect to the exchange offer.

   You should direct all inquiries to D.F. King & Co., Inc., our information agent for the exchange offer, at the telephone number or address listed on the back cover page of this Offering Circular. If you have questions regarding the procedures for tendering your Existing Notes or you need assistance in tendering your Existing Notes, you should contact the exchange agent at the telephone number and address listed on the back cover page of this Offering Circular. You may contact the exchange agent or the information agent to receive copies of this Offering Circular or the accompanying letter of transmittal.

                               TABLE OF CONTENTS

                                                                                      Page
                                                                                      ----
Summary..............................................................................   1

   About Hartmarx....................................................................   1

   The Exchange Offer................................................................   1

   Terms of the Exchange Offer.......................................................   2

   The New Notes.....................................................................   5

   The Common Stock..................................................................   6

   Risk Factors......................................................................   6

   Summary Historical Financial Data.................................................   7

Risk Factors.........................................................................   9

Incorporation of Documents by Reference..............................................  16

Forward-Looking Statements...........................................................  16

Where You Can Find More Information..................................................  16

Use of Proceeds......................................................................  17

Capitalization.......................................................................  17

Ratio of Earnings to Fixed Charges...................................................  18

The Exchange Offer...................................................................  19

U.S. Federal Income Tax Consequences.................................................  26

Selected Historical Financial Data...................................................  30

Management's Discussion and Analysis of Financial Condition and Results of Operations  32

Description of New Notes.............................................................  38

Description of Capital Stock.........................................................  60

Market for Common Stock..............................................................  61

Description of Other Indebtedness....................................................  62

                                    SUMMARY


   This summary highlights selected information from this Offering Circular and may not contain all the information that is important to you. For a more complete understanding of the exchange offer, you should read this entire Offering Circular, including those documents incorporated by reference herein. As used in this Offering Circular, the terms "we," "us," "our," "our company" and "Hartmarx" refer to Hartmarx Corporation and, if appropriate in the context, our subsidiaries.


                                About Hartmarx

   We are one of the largest manufacturers and marketers of men's suits, sport coats and slacks in the United States. We have leveraged this established position to diversify our product offerings by expanding into men's and women's sportswear, including golfwear, dress furnishings (shirts and ties) and women's career apparel.

   We operate exclusively in the apparel business. Our operations are comprised of two business segments, the Men's Apparel Group, or MAG, and the Women's Apparel Group, or WAG. The MAG designs, manufactures and markets men's tailored clothing, slacks and sportswear (including golfwear) and dress furnishings (shirts and ties). MAG Products are sold under a broad variety of business and casual apparel brands, both owned and under license to an extensive range of retail, catalog and e-commerce channels. The WAG, which includes International Women's Apparel, markets women's career apparel and sportswear to department and specialty stores under owned and licensed brand names. The WAG also utilizes a direct mail company that offers a wide range of apparel and accessories to business and professional women through its catalogs.

   Substantially all of our products are sold to a wide variety of retail channels under established brand names or the private labels of major retailers. To broaden the distribution of the apparel sold under our owned and licensed trademarks, we have entered into over 20 license or sublicense agreements with third parties for specified product lines to produce, market and distribute our products in 15 countries outside the United States. Additionally, we directly market golfwear in Europe, Asia, North America and South America.

                              The Exchange Offer

   The purpose of the exchange offer is to exchange all of the Existing Notes for New Notes, Common Stock and cash. You should refer to the discussion under the captions "The Exchange Offer", "Description of New Notes" and "Description of Capital Stock" for further information regarding the New Notes and Common Stock to be issued in the exchange offer.


   We are undertaking the exchange offer because we believe that we will otherwise be unable, without additional financing, to satisfy our obligation to pay the Existing Notes when they mature on January 15, 2002 and continue to fund our business operations while complying with the minimum liquidity requirements contained in our senior credit facility. The completion of the exchange offer will, among other things, extend the maturity of a substantial portion of the debt currently represented by the Existing Notes until September 15, 2003. We anticipate that the extension of debt maturity afforded by the exchange offer, together with the recent amendments to our senior credit facility described below, will provide the time and financial flexibility to implement our business plan, improve our operating and financial performance and bolster our liquidity and capital resources. However, we cannot assure you that our business plan will be successful or that the expected benefits of the exchange offer will be realized.


   We have recently amended our senior credit facility to cure or waive certain existing defaults under the senior credit facility, waive certain other defaults that may arise under the senior credit facility while the exchange offer is pending, amend various covenants under the senior credit facility to reflect our current and anticipated business levels, and provide borrowing availability which management believes will be sufficient, if the exchange offer is completed, to allow us to make the cash payment to holders who exchange their Existing

Notes in the exchange offer, pay any unexchanged Existing Notes at maturity and fund our operations. Under this amendment, the amendments to the covenants and availability provisions take effect immediately. The lenders under the senior credit facility have agreed not to exercise certain of their rights with respect to specified events of default while the exchange offer is pending and have further agreed to permanently waive these events of default upon the successful consummation of the exchange offer. The lenders have also consented to the consummation by us of the exchange offer on the terms described in this Offering Circular. If we do not complete the exchange offer, we will continue to be in default under our senior credit facility and certain other indebtedness. In such event, unless we are able to negotiate further amendments and waivers to our senior credit facility or obtain substantial alternative sources of funding to refinance our existing debt (including the Existing Notes), we will be unable to meet our debt obligations, including our obligation to pay the Existing Notes at maturity, and the lenders under our senior credit facility will likely block any payment on the Existing Notes pursuant to the subordination provisions of the Existing Notes. In such circumstances, we would need to restructure our debt through negotiations with our creditors or through a bankruptcy proceeding.

   We have engaged and will continue to engage in discussions with certain holders of Existing Notes regarding the exchange offer. As a result of these discussions, we have revised the terms of this exchange offer as set forth in this Offering Circular. We have also continued to engage in discussions with other potential financing sources with respect to additional financing and refinancing of our existing indebtedness. However, we cannot assure you that any additional financing will be available to us on acceptable terms, or at all.

                          Terms of the Exchange Offer

Issuer......................  Hartmarx Corporation

Existing Notes..............  $34,725,000 principal amount of 10 7/8% Senior
                              Subordinated Notes due January 15, 2002.


New Notes Offered...........  Up to $27,780,000 principal amount of 12 1/2%
                              Senior Subordinated Notes due September 15, 2003.

Common Stock Offered........  Up to an aggregate of 3,229,425 shares of Common
                              Stock, par value $2.50 per share, of Hartmarx.


Exchange Offer; Accrued
  Interest
                              For each $1,000 principal amount of Existing
                              Notes outstanding, we will (i) exchange $800
                              principal amount of New Notes and 93 shares of Common Stock and (ii) pay $200 in cash. Payment of any and all interest on the Existing Notes that is due and payable on January 15, 2002 will be paid to holders on the settlement date of the exchange offer. Interest on the New Notes will begin to accrue as of January 16, 2002. If the principal amount of New Notes that otherwise would be issued to a holder in exchange for Existing Notes tendered and accepted by us is not an integral multiple of $1,000, we will round down the amount of Existing Notes and pay the difference in cash...............................

Expiration Date; Extension
  of Tender Period;
  Termination...............  The expiration date for the exchange offer is
                              12:00 midnight, New York City time, on January 15, 2002, unless extended or earlier terminated by us (the "Expiration Date"). You must tender your Existing Notes prior to this time if you want to participate. We may terminate the exchange offer for any reason at any time, including under the circumstances described on pages 24 and 25.

Settlement Date.............  The exchange offer is expected to be consummated on the first business day following the
                              expiration of the exchange offer. Accordingly, if the exchange offer expires on January 15, 2002, the settlement date of the exchange offer is expected to be January 16, 2002.

Conditions to Completion of
  the Exchange Offer........  We will not complete the exchange offer unless, among other things, at least 90% of the aggregate outstanding principal amount of Existing Notes is tendered and not withdrawn prior to the Expiration Date (the "Minimum Condition").
                              The exchange offer is subject to additional customary conditions, which we may waive in our sole discretion. All conditions must be satisfied or waived prior to expiration of the exchange offer. See the discussion under the caption "The Exchange Offer--Conditions to the Completion of the Exchange Offer" on page 24.


Procedures for Tendering
  Existing Notes
                              You must do one of the following on or prior to the Expiration Date to participate in the exchange offer:..................................

                               . tender your Existing Notes by sending the certificates for your Existing Notes, in proper form for transfer, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other documents required by the letter of transmittal, to the Exchange Agent at the address set forth on the back cover of this Offering Circular; or

                               .  tender your Existing Notes by using the
                                  book-entry transfer procedures described below and transmitting a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent's message instead of the letter of transmittal, to the Exchange Agent. In order for a book-entry transfer to constitute a valid tender of your Existing Notes in the exchange offer, the Exchange Agent must receive a confirmation of book-entry transfer of your Existing Notes into its account at The Depository Trust Company prior to the Expiration Date. For more information regarding the use of book-entry transfer procedures, including a description of the required agent's message, see the discussion below under the caption "The Exchange Offer--Procedures for Tendering Existing Notes" on page 21.

Acceptance of Tenders;
  Delivery of Exchange Notes  Subject to the terms and conditions described in this Offering Circular, including our right to terminate the exchange offer at any time in our sole and absolute discretion, we will accept any and all Existing Notes that are validly tendered and not withdrawn on or prior to the Expiration Date. We will issue the New Notes and Common Stock promptly following the Expiration Date upon our determination that the conditions to the exchange offer have been fulfilled.

Special Procedures for
  Beneficial Owners.........  If you beneficially own Existing Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Existing Notes in the exchange offer, you should promptly contact the person in whose name the Existing Notes are registered and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your own behalf, prior to completing and executing the letter of transmittal and delivering your Existing Notes, you must either make appropriate arrangements to register ownership of the Existing Notes in your name or obtain a properly completed bond power from the person in whose name the Existing Notes are registered.

Withdrawal; Non-Acceptance..  You may withdraw tenders of Existing Notes at any time on or prior to the Expiration Date by following the procedures described under the caption "The Exchange Offer--Withdrawal Rights and Non-Acceptance" on page 23.

                              Properly withdrawn Existing Notes may be retendered at any time on or prior to the Expiration Date by following one of the procedures described under the caption "The Exchange Offer--Procedures for Tendering Existing Notes" on page 21.

                              If we extend the Expiration Date of this exchange offer beyond January 15, 2002 for any reason, we do not intend to extend your right to withdraw tenders of Existing Notes. In such event, tenders of Existing Notes which are not withdrawn prior to 12:00 midnight, New York City time, on January 15, 2002, may not be withdrawn thereafter.


                              If we decide for any reason not to accept any Existing Notes for exchange, the Existing Notes will be returned to the registered holder, at our expense, promptly after the expiration or termination of the exchange offer. In the case of Existing Notes tendered by book entry transfer into the Exchange Agent's account at The Depository Trust Company, any withdrawn or unaccepted Existing Notes will be credited to the tendering holder's account at The Depository Trust Company. For further information, see the discussion under the caption "The Exchange Offer--Withdrawal Rights and Non-Acceptance" on page 23.


U.S. Federal Income Tax
  Consequences
                              The exchange of Existing Notes for New Notes, cash and Common Stock should constitute a recapitalization for U.S. federal income tax purposes in which exchanging holders could recognize gain, but would not recognize loss. We do not expect to recognize any gain from the exchange, and may be entitled to amortize repurchase premium with respect to our acquisition of the Existing Notes over the term of the New Notes. For more information regarding the U.S. federal income tax consequences of the exchange offer to exchanging holders and to us, please see the section of this Offering Circular captioned ''U.S. Federal Income Tax Considerations.''

                              THE TAX CONSEQUENCES TO YOU OF THE EXCHANGE OFFER WILL DEPEND ON YOUR INDIVIDUAL CIRCUMSTANCES. YOU SHOULD CONSULT YOUR TAX ADVISOR FOR A FULL UNDERSTANDING OF THESE TAX CONSEQUENCES.

Use of Proceeds.............  We will not receive any cash proceeds from the exchange offer.

Exchange Agent; Information
  Agent.....................  Bank One Trust Company, National Association is
                              our exchange agent for the exchange offer. D.F. King & Co., Inc. is our information agent for the exchange offer. You can find the respective addresses and telephone numbers of the exchange agent and the information agent on the back cover of this Offering Circular.

Fees and Expenses...........  We will bear all expenses related to the exchange offer. As a result, you are not required to pay any brokerage commissions or any other fees or expenses to the exchange agent or the information agent.

Additional Information......  You may obtain additional copies of the Offering
                              Circular by contracting the information agent at the phone number and address set forth on the back cover of this Offering Circular.

                                 The New Notes

   The New Notes will have substantially the same terms as the Existing Notes, except for the rate of interest and maturity date. See the discussion under the caption "Description of New Notes--Comparison of Existing Notes and New Notes" on page 38.

Issuer......................  Hartmarx Corporation

Securities Offered..........  Up to $27.78 million principal amount of 12 1/2%
                              Senior Subordinated Notes due 2003.

Maturity Date...............  September 15, 2003.

Interest Payment Dates......  July 15, January 15 and at maturity, commencing
                              July 15, 2002.

Optional Redemption.........  The New Notes are redeemable at our option in whole or in part, at par plus accrued interest to the date of redemption. See the discussion under the caption "Description of New
                              Notes--Redemption" on page 40.

Change of Control...........  Upon a change of control of Hartmarx and subject to the subordination provisions of the New Notes and the terms of any senior debt, each holder of New Notes may require us to repurchase the New Notes at 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase. See the discussion under the caption "Description of New Notes--Change of Control" on page 42.

Ranking.....................  The New Notes will be unsecured and subordinated to all of our existing and future senior debt and effectively subordinated to all obligations of our subsidiaries, including substantially all of our consolidated trade credit. The New Notes will rank pari passu with any of our future Senior Subordinated Debt (as defined under "Description of New Notes--Certain Definitions") and will rank senior to any of our other subordinated debt. At November 30, 2001, the aggregate amount of senior debt outstanding was approximately $185.3 million, including the Existing Notes. The aggregate amount of indebtedness and accounts payable of our subsidiaries that would have effectively ranked senior to the New Notes was approximately $183.1 million (excluding intercompany debt and guarantees of senior debt by the issuer's subsidiaries and the Existing Notes). See the discussion under the caption "Description of New Notes--Ranking" on page 40.

Restrictive Covenants.......  The indenture under which the New Notes will be issued will limit (i) our issuance of additional debt, (ii) the issuance of debt and preferred stock by our subsidiaries, (iii) the payment of dividends on, and redemption of, our capital stock and that of our subsidiaries and the redemption of certain of our subordinated obligations, (iv) restrictions on distributions from subsidiaries, (v) sales of assets and subsidiary stock, (vi) transactions with affiliates and (vii) consolidations, mergers and the transfer of all or substantially all of our assets. However, all of these limitations and prohibitions are subject to a number of important qualifications pursuant to covenants with respect to such matters. See the discussion under the caption "Description of New Notes--Certain Covenants" on page 43.




Listing.....................  The New Notes are not listed for trading on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association, and we do not intend to apply for either listing or quotation.

Registration................  The exchange offer is being extended to you in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act and has not been registered with the SEC. The New Notes you receive in the exchange offer should be freely tradeable, except by persons who are considered our affiliates, as that term is defined in the Securities Act, or persons who hold Existing Notes that were previously held by an affiliate of ours.

                               The Common Stock

Issuer......................  Hartmarx Corporation


Equity Securities Offered...  Up to an aggregate of 3,229,425 shares of common stock, par value $2.50 per share, of Hartmarx.


Listing.....................  The Common Stock to be issued in the exchange offer is listed on the New York Stock Exchange under the symbol "HMX."

Dividends...................  We have not paid a dividend on the Common Stock since November 1991 and we have no present intention to pay any dividends for the foreseeable future. In addition, our senior credit facility and the indentures for the New Notes and Existing Notes limit our ability to pay dividends on the Common Stock.

Registration................  The exchange offer is being extended to you in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act and has not been registered with the SEC. The Common Stock you receive in the exchange offer should be freely tradeable, except by persons who are considered our affiliates, as that term is defined in the Securities Act, or persons who hold Existing Notes that were previously held by an affiliate of ours.

                                 Risk Factors

   Investment in the New Notes and Common Stock involves risks. See "Risk Factors" beginning on page 9 for a discussion of risks you should consider carefully before tendering your Existing Notes in exchange for New Notes and Common Stock.

                       Summary Historical Financial Data


   The summary historical financial data for each of the three fiscal years ended November 30, 1998, 1999 and 2000 has been derived from our audited consolidated financial statements. The statement of operations data for the nine months ended August 31, 2001 and 2000 and the balance sheet data as of August 31, 2001 and 2000 are derived from our unaudited condensed consolidated financial statements, which are incorporated by reference in this Offering Circular and, in our management's opinion, all adjustments necessary for a fair presentation of the results of operations and financial position of Hartmarx are included.



   This summary financial data should be read in conjunction with the "Selected Historical Financial Data" in this Offering Circular, the unaudited condensed consolidated financial statements of Hartmarx set forth in our Quarterly Reports on Form 10-Q for the quarterly periods ended August 31, May 31 and February 28, 2001, the audited consolidated financial statements of Hartmarx set forth in our Annual Report on Form 10-K for the fiscal year ended November 30, 2000 and the sections of our Quarterly Reports on Form 10-Q for the quarterly periods ended August 31, May 31 and February 28, 2001 and our Annual Report on Form 10-K for the fiscal year ended November 30, 2000, in each case captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations," each of which is incorporated herein by reference.


   In computing the ratio of earnings to fixed charges:

  . earnings represent income from continuing operations, including restructuring and other non-recurring charges, before income taxes and fixed charges (exclusive of interest capitalized); and

  . fixed charges consist of interest expense, capitalized interest, if any, and the estimated interest portion of rental expense.

                                                                              Nine Months Ended        Fiscal Years Ended
                                                                                 August 31,               November 30,
                                                                             ------------------  -----------------------------
                                                                             2001(4)     2000      2000     1999(5)     1998
                                                                             --------  --------  --------  ---------  --------
Income Statement Data In Thousands, Except Per Share Data
   Net sales................................................................ $446,927  $510,957  $680,647  `$726,805  $725,002
   Licensing and other income...............................................    2,130     2,323     3,114      2,894     1,882
   Cost of sales............................................................  329,998   373,209   490,751    541,730   540,545
   Operating expenses.......................................................  119,711   119,595   163,134    156,560   144,121
   Earnings (loss) before restructuring charge, non-cash charge, interest,
    taxes and extraordinary item............................................     (652)   20,476    29,876     31,409    42,218
   Restructuring charge.....................................................    8,500        --        --         --        --
   Non-cash charge re: termination of systems project.......................       --        --        --     11,195        --
   Earnings (loss) before interest, taxes and extraordinary item............   (9,152)   20,476    29,876     20,214    42,218
   Interest expense(1)......................................................   10,143    11,841    15,686     17,669    18,633
   Earnings (loss) before taxes and extraordinary item......................  (19,295)    8,635    14,190      2,545    23,585
   Tax (provision) benefit..................................................    7,620    (3,280)   (5,605)      (965)   (8,965)
   Net earnings (loss) before extraordinary item............................  (11,675)    5,355     8,585      1,580    14,620
   Extraordinary item, net of tax...........................................      (69)      227       227         --        --
   Net earnings (loss)......................................................  (11,744)    5,582     8,812      1,580    14,620
   Diluted earnings per share(2):
    before extraordinary item...............................................     (.39)      .18      0.29       0.05      0.42
    after extraordinary item................................................     (.39)      .19      0.30       0.05      0.42
   Cash dividends per share.................................................       --        --        --         --        --
   Diluted average number of common shares and equivalents..................   29,958    29,480    29,568     32,861    34,885
Balance Sheet Data In Thousands, Except Per Share Data
   Cash..................................................................... $  1,179  $    672  $  1,755   $  2,133  $  5,292
   Accounts receivable......................................................  153,103   149,926   135,421    144,921   131,342
   Inventories..............................................................  174,590   163,363   167,111    176,214   207,679
   Other current assets.....................................................   26,530    23,017    26,766     21,668    19,115
   Net properties...........................................................   35,237    36,493    36,407     38,994    51,034
   Other assets/deferred taxes..............................................   98,223    76,414    71,015     75,743    70,260
   Total assets.............................................................  488,862   449,885   438,475    459,673   484,722
   Accounts payable and accrued expenses....................................  122,003    95,711   113,815    100,152    93,768
   Current maturities of long-term debt.....................................   35,328    25,076    15,077     15,073    10,067
   Long-term debt...........................................................  142,561   133,704   110,470    155,300   169,927
   Shareholders' equity.....................................................  188,970   195,394   199,113    189,148   210,960
   Equity per share.........................................................     6.27      6.62      6.69       6.43      6.06
Other Data in Thousands, Except for Ratios
   Earnings before restructuring charge, non-cash charge, interest, taxes,
    depreciation, amortization and extraordinary item....................... $  5,057  $ 25,952  $ 36,976   $ 38,492  $ 49,450
   Depreciation and amortization of fixed assets............................    5,709     5,476     7,100      7,083     7,232
   Capital expenditures.....................................................    5,661     3,253     4,494      7,820    12,753
   Ratio of earnings to fixed charges(3)....................................       --      1.64      1.77       1.12      2.06

--------
(1)If the exchange offer had been consummated as of December 1, 2000, interest expense would have been $2.7 million higher for the nine months ended August 31, 2001, and if the exchange offer had been consummated as of December 1, 1999, interest expense would have been $3.7 million higher for the fiscal year ended November 30, 2000, assuming, in each case, that (a) $27.8 million of New Notes would have been outstanding after completion of the exchange offer; (b) the interest rate on the New Notes would have been 12 1/2% compared to 10 7/8% on the Existing Notes; (c) the cash payment of $200 for each $1,000 principal amount of Existing Notes exchanged would have been financed under our senior credit facility at the average interest rate outstanding thereunder for the applicable period; and (d) the value of the shares of Common Stock issued in the exchange offer would be amortized over the twenty month term of the New Notes using the market price per share of Common Stock as of December 28, 2001 of $1.61.
(2)Pro forma earnings (loss) per diluted share after extraordinary items would be ($.44) for the nine months ended August 31, 2001 and $.23 for the fiscal year ended November 30, 2000 assuming, in each case, that the exchange offer had been consummated at the beginning of such period and based on the other assumptions set forth in note (1) above.
(3)For the nine months ended August 31, 2001, historical earnings, which reflect approximately $17 million of restructuring and other non-recurring charges, were insufficient to cover fixed charges by $19.4 million. Based on the assumptions made in the preceding footnote (1), if the exchange offer had been consummated as of December 1, 2000, earnings would have been insufficient to cover fixed charges by $22.1 million for the nine months ended August 31, 2001, and if the exchange offer had been consummated as of December 1, 1999, the ratio of earnings to fixed charges would have been
   1.48 for the fiscal year ended November 30, 2000.
(4)2001 results reflect fiscal-year-to-date restructuring charges of $8.5 million, which includes costs for severance and related fringe benefits, estimated closing costs for owned facilities and exit costs for leased facilities and the writedown of fixed assets to estimated fair value for facilities closed or to be closed. In addition to these restructuring charges, certain other non-recurring costs associated with operations being eliminated are included under the cost of sales and operating expense captions. These additional non-recurring costs aggregated to $8.5 million for the nine month period ended August 31, 2001. Accordingly, the aggregate restructuring and other non-recurring costs were $17 million for the nine month period ended August 31, 2001.
(5)1999 results reflect a second quarter non-cash writedown of systems development costs of $11.2 million (pre-tax), $6.9 million (after-tax) or $.21 per share.

                                 RISK FACTORS

   You should consider carefully the risk factors set forth below, as well as the other information appearing in this Offering Circular and the documents to which we refer you, before deciding whether or not to exchange your Existing Notes in the exchange offer for New Notes and Common Stock.

Risk Factors Related to the Exchange Offer, the Existing Notes, the New Notes and Common Stock

Failure to complete the exchange offer would result in the continuation of existing defaults under our senior credit facility which could lead us to seek further restructuring.

   We have recently amended our senior credit facility to waive existing defaults under the senior credit facility, alter various covenants to reflect current and anticipated business levels, and increase our borrowing availability by an amount which management believes under current circumstances will be sufficient, if the exchange offer is completed, to allow us to make the cash payment to holders who exchange their Existing Notes in the exchange offer, pay any unexchanged Existing Notes at maturity and fund our operations. Effectiveness (or continued effectiveness) of the provisions of this amendment to our senior credit facility is conditioned on the successful completion of the exchange offer. Our lenders have agreed not to exercise certain of their rights with respect to specified defaults under the senior credit facility while the exchange offer is pending. If we do not complete the exchange offer, we will continue to be in default under our senior credit facility. In such event, unless we are able to negotiate further amendments to our senior credit facility or obtain alternative sources of funding to refinance our existing debt (including the Existing Notes), we would be unable to meet our debt obligations, including our obligation to pay the Existing Notes at maturity, and the lenders under our senior credit facility would likely block any payment on the Existing Notes pursuant to the subordination provisions of the Existing Notes. In such circumstances, we would need to restructure our debt through negotiations with our creditors or through a bankruptcy proceeding. Although the lenders under our senior credit facility have consented to the terms of the exchange offer and have agreed not to exercise certain of their rights with respect to specified defaults thereunder, they have retained the right to accelerate our obligations under the senior credit facility with respect to these defaults.

We may not be able to service our debt obligations in the future.

   We have previously amended our senior credit facility to modify certain financial covenants to address a decline in our operating results and to remain in compliance with applicable financial covenants. Our future financial and operating performance will affect our ability to comply with the financial covenants under our senior credit facility, as amended, and to repay or refinance our indebtedness. Our future financial and operating performance is subject to prevailing economic and competitive conditions and to financial, business and other factors, many of which are beyond our control. The retail sector and related demand for apparel products marketed by us have been adversely affected by an economic slowdown in the United States during 2001 and have been further adversely affected by unfavorable economic conditions subsequent to the terrorist events of September 11.

   We cannot assure you that our operating cash flow and capital resources will be sufficient to meet our debt service requirements, particularly if current recessionary economic trends persist. For the nine months ended August 31, 2001, historical earnings which reflect approximately $17 million of restructuring and other non-recurring charges, were insufficient to cover our fixed charges by approximately $19.4 million. If we do not have sufficient cash flow and capital resources to meet our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, or seek to obtain additional equity capital. We also may be forced to refinance or further restructure our debt, including the New Notes.

Because the New Notes will be subordinated to our senior debt, holders of New Notes may not be fully repaid if we become insolvent or default on our senior debt.

   The New Notes are subordinated to all existing and future senior debt of Hartmarx, including up to $215 million that can be outstanding under our senior credit facility. In the event of a bankruptcy proceeding involving Hartmarx, our assets would be available to pay obligations on the New Notes only after all indebtedness of our subsidiaries and all of our senior debt has been paid in full, and, in such event, there may not be sufficient assets to pay in full or in part amounts due on the New Notes. Substantially all of our and our subsidiaries' current assets and intangible assets secure, and such subsidiaries guaranty, the indebtedness under our senior credit facility. As of November 30, 2001, the amount of indebtedness outstanding under our senior credit facility was approximately $100 million, with approximately $50 million of additional borrowing capacity available (subject to minimum excess availability requirements) for future borrowing. See "Description of Other Indebtedness."

   The subordination provisions of the indenture provide that no payment may be made by Hartmarx with respect to the New Notes upon the occurrence of a default in the payment or required prepayment of principal of (or premium, if any), or interest on, our senior debt, until such default shall have been cured or waived. In addition, upon the occurrence of any other event entitling the maturity of our senior debt to be accelerated and receipt by the trustee under the indenture of written notice of such occurrence, lenders under our senior credit facility will be able to block payment on the New Notes for specified periods of time. See "Description of New Notes--Ranking."

   Additionally, our corporate organization as a holding company may operate effectively to subordinate the New Notes issued in the exchange offer as well as Existing Notes outstanding after the exchange offer. Our operations are conducted through our operating subsidiaries and, therefore, we are dependent on the earnings and cash flow of the operating subsidiaries to meet our debt obligations, including our obligations with respect to the Existing Notes and, when issued, the New Notes. There are presently no restrictions on the ability of our subsidiaries to pay dividends on their capital stock. Because our consolidated operating assets are held by various operating subsidiaries, the Existing Notes and the New Notes will effectively be subordinated to the claims of creditors of the operating subsidiaries.

We may be unable to purchase the New Notes and Existing Notes upon a change of control.

   Upon the occurrence of a change of control of Hartmarx, as defined in the indenture for the New Notes, we will be required to offer to repurchase all outstanding New Notes at a price equal to 101% of the principal amount of the New Notes and any remaining Existing Notes together with accrued and unpaid interest, if any, to the date of repurchase. Our senior credit facility currently prohibits us from purchasing or redeeming the Existing Notes or the New Notes in the event of a change of control. Furthermore, our senior credit facility provides that the occurrence of certain change-of-control events with respect to us will constitute a default under the senior facility. That means that if a change in control were to occur, we may be required to repay or refinance all borrowings under the senior credit facility. If a change of control were to occur, it is unlikely that we would have the financial ability or resources to repurchase the New Notes and/or remaining Existing Notes.

The New Notes do not provide you with any protection in the event of highly leveraged or other transactions that could adversely affect the New Notes.

   The holders of the New Notes will have the right to require us to redeem the New Notes in the event of a transaction which results in a "change of control" of Hartmarx, as defined in the indenture for the New Notes. However, this does not cover many events that could adversely affect our financial condition or operating results. Neither this redemption requirement nor any other indenture provision will necessarily protect holders of the New Notes in the event of highly leveraged or other transactions that could adversely affect New Note holders. Nevertheless, if you elect not to tender your Existing Notes in the exchange offer, you will continue to be subject to this risk as a holder of the Existing Notes.

You may not be able to sell the New Notes when you want and, if you do, you may not be able to receive the price you want.

   As the exchange offer will be the first issuance of the New Notes, there has previously been no trading market for the New Notes you will receive in the exchange offer. The New Notes are not listed for trading on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association and we do not intend to apply for either listing or quotation. We do not know the extent to which investor interest will lead to the development of a trading market for the New Notes or how liquid any such market might be. Moreover, the liquidity of any market for the New Notes will also depend upon the principal amount of New Notes outstanding, the number of holders of the New Notes, our financial performance, the market for similar securities and the interest of securities dealers in making a market in the New Notes. We cannot assure you that an active trading market for the New Notes will develop or, if it does, at what prices the New Notes may trade. Therefore, you may not be able to sell the New Notes when you want and, if you do, you may not be able to receive the price you want.

If you have claims against us resulting from your acquisition or ownership of Existing Notes, you will give up those claims if you exchange your Existing Notes.

   By tendering your Existing Notes in the exchange offer, you will be deemed to have released and waived any and all claims you, your successors and your assigns have or may have had against

  .  us, our subsidiaries, our affiliates and our stockholders, and

  . our and our subsidiaries', affiliates' and stockholders' directors, officers, employees, attorneys, accountants, advisors, agents and representatives, in each case whether current or former,

arising from, related to, or in connection with, your acquisition or ownership of the Existing Notes, whether those claims arise under federal or state securities laws or otherwise. Since it is not possible to estimate the likelihood of your success in pursuing any such legal claims or the magnitude of any recovery to which you ultimately might be entitled, it is possible that the consideration you receive in the exchange offer will have a value less than the value of the legal claims you are relinquishing. Moreover, holders who do not tender their Existing Notes for exchange and former holders who have already sold their Existing Notes will continue to have the right to prosecute any claims they may have against us.

You may not be able to sell the Common Stock when you want and, if you do, you may not be able to receive the price you want.

   Although the Common Stock is traded on the New York Stock Exchange and Chicago Stock Exchange, we cannot assure you that an active trading market for the Common Stock will continue or, if it does, at what prices the Common Stock may trade. Although the exchange offer will extend the maturity of the Existing Notes, it will increase the number of shares of Common Stock outstanding, and could result in a decline in the market price of the Common Stock, particularly if you and other Existing Note holders that participate in the exchange offer seek to sell the Common Stock received in the exchange offer. Therefore, you may not be able to sell the Common Stock when you want and, if you do, you may not be able to receive the price you want. Under the terms of the exchange offer, we are proposing to issue up to an aggregate of 3,229,425 shares of Common Stock to holders of the Existing Notes. Assuming 100% participation in the exchange offer, the consummation of the exchange offer will result in the issuance of an additional 3,229,425 shares of Common Stock, representing approximately a 10.7% increase in the number of currently outstanding shares of Common Stock. We cannot predict the extent to which this dilution will negatively affect the trading price of the Common Stock or the liquidity of the market for the Common Stock.

Holders of Common Stock, including holders who receive Common Stock in the exchange offer, may be subject to greater risks than the risks to which holders of the Existing Notes are currently or may in the future be subject.

   In the event that we were to seek bankruptcy protection in the future, it is likely that the holders of our Existing Notes would be treated in a more favorable manner than the holders of our outstanding equity securities. Therefore, if a major restructuring of our debt and equity becomes necessary and we become subject to bankruptcy protection, the Existing Note holders who do not participate in the exchange offer may receive value greater than the value (if any) received by holders of the Common Stock because any claims of the Existing Note holders would be given priority over the claims of our equity holders. Moreover, in such a scenario, it is possible that the claims of the Existing Note holders would be converted into rights to receive our equity, in which case, our existing stockholders, including any stockholders who receive the Common Stock in the exchange offer, would be subject to further dilution.

Debt covenants in our senior credit facility and under the indentures for both the New Notes and Existing Notes limit our ability to pay dividends on the Common Stock.

   Our senior credit facility and the indentures for both the New Notes and Existing Notes contain limitations on restricted payments (as defined in the senior credit facility and the indentures) which include dividends on the Common Stock. Accordingly, we cannot assure you that we will be able to pay dividends on the Common Stock in the future. In any event, currently we do not intend to pay dividends on the Common Stock. The most recent quarterly dividend paid was in November 1991, in the amount of $.15 per share.

Risk Factors Related to Our Business

We have incurred pre-tax losses and may continue to incur pre-tax losses in the future.

   For the nine months ended August 31, 2001 we had consolidated pre-tax losses of $19.3 million after consideration of restructuring and other non-recurring charges of $17 million. Pre-tax operating losses, if they were to persist, could impair our ability to service our debt and achieve our business objectives. For further discussion, see the sections of our Quarterly Reports on Form 10-Q for the quarterly period ended August 31, 2001, captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our senior credit facility requires, among other things, that we maintain our cumulative consolidated adjusted earnings before interest, taxes, depreciation, amortization and other specified non-cash items at or above a prescribed minimum for designated periods. If our operating losses continue, we will not be able to comply with this requirement and will be in default under the senior credit facility.

Any reduction in trade credit from our suppliers and factors could adversely affect our operations and financial condition.

   We depend on the continuing willingness of our suppliers and factors to extend credit to us to finance our inventory purchases. If suppliers become concerned about our ability to generate liquidity and service our debt, they may delay shipments to us or require payment in advance. Because of our limited access to sources of liquidity, any such actions by our suppliers and any reduction in credit by our factors could have a material adverse effect on our ability to continue operating our business. There can be no assurance that our suppliers and factors will continue to extend credit to us on the same basis as in the past.

We have experienced declining sales for our tailored clothing products in the past several years.

   The tailored clothing market relating to suits has experienced unit declines for the past several years. This decline, however, has been partially offset by increasing demand for sport coats and dress slacks. We have, among other things, reduced overall product costs by increasing the use of offshore sourcing and introducing new brands with higher gross margin potential, and placed less emphasis on brands which do not have the potential of achieving acceptable profit margins. If these efforts do not meet with consumer acceptance, our sales and profitability could be adversely affected.

   Continuation of the trend toward more casual dressing in the workplace could further reduce the demand for our tailored clothing products, especially for tailored suits. While we market several sportswear and casual product lines, consumer receptiveness to our casual and sportswear products may be less than anticipated.

We are highly leveraged which impairs our ability to obtain financing and limits cash flow available for our operations.

   Although we were successful in reducing some of our outstanding indebtedness during fiscal year 2000, total indebtedness, including short term borrowings and current maturities, represented 48% of our total capitalization at August 31, 2001.

   Our high leverage has important consequences. For example:

  . we are more vulnerable to interest rate fluctuations because a substantial portion of our indebtedness is at variable interest rates;

  . our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes has been restricted;

  . a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, and, as a result, cash available for our operations and other purposes will be limited;

  .  we may be less able to adjust rapidly to changing market conditions; and

  . our results of operations could be adversely affected, particularly in the event of a protracted downturn in general economic conditions or our business.

The covenants in our outstanding indebtedness impose restrictions that may limit our operating and financial flexibility.

   The covenants in the instruments governing our outstanding indebtedness restrict our ability to, among other things, incur indebtedness and liens, engage in mergers, consolidations, asset dispositions, sale-leaseback transactions and affiliate transactions and change our business.

   Moreover, if we breach financial covenants under our senior credit facility, or if we fail to comply with the terms of other indebtedness, a default could result under the senior credit facility and other debt obligations. A default, if not waived by our lenders, could result in our inability to borrow additional amounts under the senior credit facility and/or the acceleration of our outstanding indebtedness thereunder, causing it to become immediately due and payable. If such acceleration occurs, we would not be able to repay our indebtedness and we cannot assure you that additional financing would be available to us to refinance such debt on acceptable terms, or at all.

We rely on certain customers.

   Our customers include major United States department and specialty stores (certain of which are under common ownership and control), mass merchandisers, value-oriented retailers and direct mail companies. Our top ten customers accounted for approximately 53% of consolidated sales in fiscal 2000, and our largest customer, Dillard Department Stores, represented approximately 20% of our consolidated sales. No other customer accounted for more than 7% of net sales in fiscal 2000. We do not enter into long-term agreements with any of our customers but instead we enter into a number of purchase order commitments with our customers for each of our lines every season. A number of our major customers have recently reported declines in sales, particularly in men's tailored clothing. A decision by the controlling owner of a group of stores or any other significant customer, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease the amount of merchandise purchased from us, or to change their manner of doing business with us could have a material adverse effect on our financial conditions and results of operations.

We depend on unaffiliated manufacturers for certain products.

   Substantially all of our men's and women's sportswear, men's ties, women's career wear and a portion of our tailored suits, sport coats, slack and dress shirts production are manufactured utilizing independent contractors, mostly located outside the United States. Although these independent contractors are not concentrated in any single non-U.S. jurisdiction, the percentage of our products manufactured or assembled outside the United States is increasing. Our products are manufactured to our specifications by these domestic and international independent contractors. The inability of an independent contractor to ship orders of our products in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in wholesale prices, any of which could have a material adverse effect on our financial condition and results of operations.

   If an existing independent contractor of ours needs to be replaced, we may have to secure additional manufacturing capacity. We cannot assure you that this additional capacity will be available when required on terms acceptable to us. Although we may enter a number of purchase order commitments, we do not have long-term contracts with any independent contractor. In the event we need to replace some of our independent contractors, we cannot guarantee that we would be able replace such contractors on a timely basis or on favorable terms.

   Our agreements require our independent contractors to operate in compliance with their applicable laws and regulations. While our internal operating guidelines promote ethical business practices, we do not control independent contractors or their labor practices. The violation of labor or other laws by an independent contractor, or the divergence of an independent contractor's labor practices from those generally accepted as ethical in the United States, could have a material adverse effect on our financial condition and results of operations.

Our foreign operations are subject to political risks and import restrictions.

   To broaden our distribution of apparel sold under our owned and licensed trademarks, we have entered into over 20 licenses or sublicense agreements with third parties for specified product lines to produce, market and distribute products in 15 countries outside the United States. Additionally, we directly market golfwear in Europe, Asia, North America and South America. Most of our independent manufacturers are located outside the United States.

   Risks inherent in foreign operations include changes in social, political and economic conditions which could result in the disruption of trade from the countries in which our manufacturers or suppliers are located, the imposition of additional regulations relating to imports, the imposition of additional duties, taxes and other charges on imports, significant fluctuations of the value of the dollar against foreign currencies, or restrictions on the transfer of funds, any of which could have a material adverse effect on our financial condition and results of operations.

We rely on sales of products which utilize licensed brand names.

   Sales derived from products which utilize licensed brand names represent an important current component of our overall revenues and profitability. We also serve as a licensing agent for several of our principal licensors. While we believe that the relationships with our principal licensors are favorable and that the termination of any single licensing agreement would not have a material adverse effect on our business taken as a whole, our long-term prospects rely on the continuation of a significant percentage of our existing licensing arrangements and ongoing consumer acceptance of the products sold under these licensed brands.

Risk Factors Related to our Industry

We are in a highly competitive industry.

   We face a variety of competitive challenges from other domestic and foreign apparel and casual apparel companies, some of which may be significantly larger and more diversified and have greater financial and marketing resources than we have. We compete with these companies primarily on the basis of:

  . anticipating and responding to changing consumer demands in a timely manner;

  .  maintaining favorable brand recognition;

  . developing innovative, high-quality products in styles that appeal to consumers;

  .  appropriately pricing products;

  .  providing strong and effective marketing support;

  .  creating an acceptable value proposition for retail customers;

  . ensuring product availability and optimizing supply chain efficiencies with manufacturers and retailers; and

  . obtaining sufficient retail floor space and effective presentation of our products at retail.

We operate in a cyclical industry.

   The industry in which we operate is cyclical. Many factors affect the level of consumer spending in the apparel industry, including, among others:

  .  general business conditions;

  .  interest rates;

  .  the availability of consumer credit;

  .  taxation; and

  .  consumer confidence in future economic conditions.

   Purchases of apparel often decline during recessionary periods when disposable income declines. Many of our most significant customers have experienced such declines during the recent recessionary period. In such an environment, our retail customers may also increase the number of promotional sales, which can result in requests for wholesale pricing adjustments which could further adversely affect our profitability.

The success of our business depends on our ability to respond to changing fashion trends and consumer demands.

   Our success depends in part on our ability to anticipate, assess and react to changing consumer demands in a timely manner. Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. We cannot assure you that we will be able to continue to develop appealing styles or successfully meet changing consumer demands in the future. Any failure on our part to anticipate, identify and respond effectively to changing consumer demands could adversely affect retail and consumer acceptance of our products and leave us with a substantial amount of unsold inventory or missed opportunities. If that occurs, we may be required to reduce prices to dispose of excess, slow-moving inventory, which may adversely affect our business.

Fluctuations in the price, availability and quality of raw materials could delay production and increase costs.

   Fluctuations in the price, availability and quality of the fabrics or other raw materials used by us in our manufactured apparel could have a material adverse effect on our cost of sales or our ability to meet our customers' demands. We mainly use wool, cotton, polyester and blends of wool and polyester. The prices for such fabrics depend largely on the market prices for the raw materials used to produce them. The price and availability of such raw materials and, in turn, the fabrics used in our apparel may fluctuate, depending on many factors, including crop yields and weather patterns. Higher raw materials prices for wool and other fabric would directly affect our costs and future profitability. While higher raw material prices have not been prevalent in recent years, in the future there can be no assurance that we will be able to pass all or a portion of any increases in raw materials and fabrics prices on to our customers.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

   The following documents previously filed with the SEC are incorporated in this Offering Circular by reference:

      1. Hartmarx's Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2001;

      2. Hartmarx's Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2001;

      3. Hartmarx's Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2001;

      4.  Hartmarx's Current Report on Form 8-K/A, filed on October 11, 2001;

      5.  Hartmarx's Current Report on Form 8-K, filed August 17, 2001;

      6. Hartmarx's Annual Report on Form 10-K for the fiscal year ended November 30, 2000; and

       7. Hartmarx's Proxy Statement on Schedule 14A relating to the 2001 Annual Meeting of Stockholders of Hartmarx.

   In addition to the foregoing, all reports and other documents filed by Hartmarx pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") subsequent to the date of this Offering Circular and prior to the expiration of the exchange offer shall be deemed to be incorporated herein by reference and to be a part of this Offering Circular from the dates of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offering Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

                          FORWARD-LOOKING STATEMENTS

   This Offering Circular contains forward-looking statements. Wherever possible, we have identified these forward-looking statements by words such as "anticipates", "believes", "estimates", "expects", "projects", "plans" and similar phrases. While we believe that the assumptions underlying such forward-looking information are reasonable based on present conditions, forward-looking statements made by us are not guarantees of future performance, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Accordingly, we have identified various important risk factors that could cause our actual financial results to differ materially from any results that might be projected, forecasted or estimated by us in forward-looking statements, including, but not limited to, the risks and uncertainties affecting our business described in the section of this Offering Circular captioned "Risk Factors," as well as elsewhere in this Offering Circular , and the risk factors identified under the heading "Business--General and Operating Segments" in our Annual Report on Form 10-K for the fiscal year ended November 30, 2000, which is incorporated by reference herein.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and other reports, proxy statements, and other information with the SEC. You may obtain copies of all documents that we file with the SEC at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information about Hartmarx. The SEC's Internet address is: http://www.sec.gov.

   You may also obtain copies of these documents by submitting a request, either by telephone or in writing, to: Mrs. Kay C. Nalbach, Assistant Secretary, Hartmarx Corporation, 101 North Wacker Drive, Chicago, Illinois 60606; Telephone Number (312) 372-6300. If you would like to request copies of these documents, please do so by January 7, 2002 in order to receive them before the expiration of the exchange offer. If we extend the exchange offer, you must submit your request at least five business days before the expiration date, as extended.

                                USE OF PROCEEDS

   We will not receive any cash proceeds from the exchange offer. All Existing Notes that are properly tendered and not withdrawn in the exchange offer will be retired and cancelled.

                                CAPITALIZATION

   The following table sets forth the capitalization of Hartmarx as of August 31, 2001 on an actual basis and as adjusted to reflect the exchange offer. You should read this table in conjunction with the section of this Offering Circular captioned "Selected Historical Financial Data," the unaudited condensed consolidated financial statements of Hartmarx set forth in our Quarterly Reports on Form 10-Q for the quarterly periods ended August 31, May 31 and February 28, 2001, the audited consolidated financial statements of Hartmarx set forth in our Annual Report on Form 10-K for the fiscal year ended November 30, 2000 and the sections of our Quarterly Reports on Form 10-Q for the quarterly periods ended August 31, May 31 and February 28, 2001 and our Annual Report on Form 10-K for the fiscal year ended November 30, 2000, in each case captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations," each of which is incorporated herein by reference.

                                                                                       As of August 31, 2001
                                                                                 --------------------------------
                                                                                   Actual         As Adjusted (a)
                                                                                  --------        ---------------
                                                                                 (In thousands, except share data

Accounts payable and accrued expenses...........................................  $122,003           $122,003
                                                                                  --------           --------
Total debt:
   Borrowings under senior credit facility......................................    91,082             98,016
   10 7/8% Senior Subordinated Notes due 2002...................................    34,714(b)              --
   12 1/2% Senior Subordinated Notes due 2003...................................        --             27,780
   Term loan....................................................................    15,000             15,000
   Industrial development bonds.................................................    17,293             17,293
   Mortgages and other debt.....................................................    19,800             19,800
                                                                                  --------           --------
          Total debt............................................................   177,889            177,889
                                                                                  --------           --------
Shareholders' Equity:
   Preferred shares, $1 par value; 2,500,000 shares authorized and unissued.....        --                 --
   Common shares, $2.50 par value; 75,000,000 shares
     authorized; 36,317,564 shares issued.......................................    90,794             90,794
   Capital surplus..............................................................    80,909             71,867
   Retained earnings............................................................    48,979             48,979
   Unearned employee benefits...................................................    (4,334)            (4,334)
   Common shares in treasury, at cost, 6,197,417 shares (2,967,992 as adjusted).   (27,334)           (13,093)
   Reserve for treasury shares issued pursuant to the exchange offer (3,229,425
     treasury shares)...........................................................        --             (5,199)
   Accumulated other comprehensive income (loss)................................       (44)               (44)
                                                                                  --------           --------
          Total shareholders' equity............................................   188,970            188,970
                                                                                  --------           --------
Total liabilities and shareholders' equity......................................  $488,862           $488,862
                                                                                  ========           ========

--------

(a)The adjustments assume that all of the Existing Notes are exchanged for New Notes in the exchange offer, that the cash payments made in exchange for Existing Notes in the exchange offer are financed by additional borrowings under the senior credit facility and that 3,229,425 treasury shares are issued pursuant to the exchange offer using a market price per share of Common Stock as of December 28, 2001 of $1.61 per share. If 90% of the Existing Notes participate in the exchange offer, $31.2 million of the Existing Notes would be exchanged, $3.5 million of the Existing Notes would remain outstanding and be subject to repayment in full on January 15, 2002, $25 million of the New Notes would be outstanding and 2,906,482 additional shares of Common Stock would be outstanding.
(b)Represents $34,725,000 principal amount, net of unaccreted original issue discount.

                      RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth Hartmarx's ratio of earnings to fixed charges for the nine months ended August 31, 2001 and 2000 and for each of the five fiscal years ended November 30, 2000, 1999, 1998, 1997 and 1996. For purposes of determining the ratio of earnings to fixed charges, earnings represent income or loss from continuing operations before income taxes and fixed charges, exclusive of interest capitalized, and fixed charges consist of interest expense, capitalized interest, if any, and the estimated interest portion of rental expense.


                Nine Months Ended
                   August 31,     Fiscal Year Ended November 30,
                ----------------- ------------------------------
                  2001     2000    2000  1999  1998  1997  1996
                  ----    ----    ----   ----  ----  ----  ----
                -- (1)    1.64    1.77   1.12  2.06  1.78  1.38

--------
(1)For the nine months ended August 31, 2001, historical earnings, which reflect approximately $17 million of restructuring and other non-recurring charges, were insufficient to cover fixed charges by $19.4 million.

   If the exchange offer had been consummated as of December 1, 2000, earnings would have been insufficient to cover fixed charges by $22.1 million for the nine months ended August 31, 2001, and if the exchange offer had been consummated as of December 1, 1999, the ratio of earnings to fixed charges would have been 1.48 for the fiscal year ended November 30, 2000, assuming, in each case, that (1) $27.8 million of New Notes would have been outstanding after completion of the exchange offer; (2) the interest rate on the New Notes would have been 12 1/2% compared to 10 7/8% on the Existing Notes; (3) the cash payment of $200 for each $1,000 principal amount of Existing Notes exchanged would have been financed under our senior credit facility at the average interest rate outstanding thereunder for the applicable period; and (4) the value of the shares of Common Stock issued in the exchange offer would be amortized over the twenty month term of the New Notes using the market price per share of Common Stock as of December 28, 2001 of $1.61.

                              THE EXCHANGE OFFER

General

   We are extending the exchange offer to you in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act. The exchange offer has not been registered with the SEC. The New Notes you receive in the exchange offer should be freely tradeable, except by persons who are considered our affiliates, as that term is defined in the Securities Act, or persons who hold Existing Notes that were previously held by an affiliate of ours.

Background of the Exchange Offer

   The purpose of the exchange offer is to exchange all of the Existing Notes for New Notes, Common Stock and cash. You should refer to the discussion under the headings "The Exchange Offer", "Description of New Notes" and "Description of Capital Stock" for further information regarding the New Notes and Common Stock to be issued in the exchange offer.

   We are undertaking the exchange offer because we believe that we will otherwise be unable, without additional financing, to satisfy our obligation to pay the Existing Notes when they mature on January 15, 2002 and continue to fund our business operations while complying with the minimum liquidity requirements contained in our senior credit facility. Although we have engaged, and will continue to engage, in discussions with a number of sources of equity, senior debt and junior debt financing, we cannot assure you that we will obtain such financing on acceptable terms, or at all. The completion of the exchange offer will, among other things, extend the maturity of a substantial portion of the debt currently represented by the Existing Notes until September 15, 2003. As of the date of this Offering Circular, there was approximately $34.7 million principal amount of Existing Notes outstanding. We anticipate that the extension of debt maturity afforded by the exchange offer will provide the time and financial flexibility to implement our business plan, improve our operating and financial performance and bolster our liquidity and capital resources.

   Our limited liquidity reflects a number of factors, including additional constraints imposed on us under our senior credit facility, cash requirements to fund our acquisition of Consolidated Apparel Group, L.L.C., adverse business conditions related to retail apparel sales, and the impending maturity of the Existing Notes. During our third fiscal quarter, we completed our acquisition of Consolidated Apparel Group for approximately $18 million in cash and $12.9 million in assumed debt. The acquisition of Consolidated Apparel Group, a privately-held marketer of popular-priced sportswear, was consistent with our strategy of expanding our apparel offerings in non-tailored product categories. The cash outlays associated with this acquisition, however, reduced our credit availability and liquidity. Moreover, the slowdown in 2001 of the U.S. economy generally, and the retail apparel sector in particular, have adversely affected our operating performance and financial condition. The impact of the September 11 terrorist attacks in the U.S. on consumer confidence and spending have exacerbated the weakness in retail sales of apparel.

   During both our third and fourth fiscal quarters of 2001, we and the lenders under our senior credit facility agreed to amendments of the senior credit facility modifying certain financial covenants to address the decline in our operating results. These amendments required us to obtain additional liquidity proceeds of $10 million by December 14, 2001, plus $25 million of equity or junior debt financing by December 14, 2001. In connection with the requirement to complete the junior capital funding by December 14, 2001, a proposal for such junior financing was to be received by October 26, 2001 and a commitment for such financing was to be received by November 26, 2001. We did not obtain a proposal or commitment for the $25 million of junior capital within the periods required under the amendments to the senior credit facility. On December 13, 2001, we entered into a further amendment to our senior credit facility. The amendment contains an agreement of the lenders under the senior credit facility not to exercise certain of their rights with respect to certain existing and prospective defaults under the senior credit facility during the pendency of the exchange offer, waives these defaults permanently upon consummation of the exchange offer, amends various covenants to reflect our current and anticipated business levels and increases our borrowing availability by an amount which management believes under current circumstances will be sufficient, if the exchange offer is completed, to allow us to make the cash payment to holders who exchange their Existing Notes in the exchange offer pay any unexchanged Existing Notes at maturity and fund our operations. See "Description of Other Indebtedness--Senior Credit Facility."

   We have engaged and will continue to engage in discussions with certain holders of Existing Notes regarding the exchange offer. As a result of these discussions, we have revised the terms of this exchange offer as set forth in this Offering Circular.

Release of Legal Claims by Tendering Existing Note Holders

   By tendering your Existing Notes in the exchange offer, you will be deemed to have released and waived any and all claims or causes of action of any kind whatsoever, whether known or unknown, that, directly or indirectly, arise out of, are based on or are in any manner connected with you or your successors' and assigns' ownership or acquisition of the Existing Notes, including any related transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, including without limitation any approval or acceptance given or denied, which occurred, existed, was taken, permitted or began prior to the date of such release, in each case, that you, your successors and your assigns have or may have had against (i) us, our subsidiaries, our affiliates and our stockholders, and (ii) our and our subsidiaries', affiliates' and stockholders' directors, officers, employees, attorneys, accountants, advisors, agents and representatives, in each case whether current or former, whether those claims arose under federal or state securities laws or otherwise.

Terms of the Exchange Offer; Period for Tendering Existing Notes

   This Offering Circular and the enclosed letter of transmittal set forth the terms and conditions of our offer to exchange $800 principal amount of New Notes, 93 shares of Common Stock and $200 in cash for each $1,000 principal amount of outstanding Existing Notes, subject to the terms and conditions described in this Offering Circular. This exchange offer is being extended to all holders of Existing Notes. As of the date of this Offering Circular, $34.7 million principal amount of the Existing Notes are outstanding. This Offering Circular and the enclosed letter of transmittal are being sent on or about January 2, 2002, to all holders of Existing Notes known to us. Subject to the conditions listed below, and assuming we have not previously elected to terminate the exchange offer for any reason or no reason, in our sole discretion, we will accept for exchange all Existing Notes which are properly tendered on or prior to the expiration of the exchange offer and not withdrawn as permitted below. See the section of this Offering Circular captioned "--Conditions to the Completion of the Exchange Offer." The exchange offer will expire at 12:00 midnight, New York City time, on January 15, 2002. In our sole discretion, we may extend the period during which the exchange offer is open. Our obligation to accept Existing Notes for exchange in the exchange offer is subject to the conditions listed under the caption "--Conditions to the Completion of the Exchange Offer." The form and terms of the New Notes and Common Stock are described in this Offering Circular in the sections captioned "Description of New Notes" and "Description of Capital Stock."

   We expressly reserve the right, at any time and from time to time, to extend the period during which the exchange offer is open and thereby delay acceptance for exchange of any Existing Notes. If we elect to extend the period of time during which the exchange offer is open, we will give you oral or written notice of the extension and delay, as described below. In the event of any such extension of the exchange offer beyond January 15, 2002, we do not intend to extend your right to withdraw Existing Notes previously tendered in the exchange offer. During any extension of the exchange offer, all Existing Notes previously tendered and not withdrawn as permitted in this Offering Circular will remain subject to the exchange offer and may be accepted for exchange by us. We will return to the registered holder, at our expense, any Existing Notes not accepted for exchange as promptly as practicable after the expiration or termination of the exchange offer. In the case of an extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the exchange offer.

   We expressly reserve the right to amend or terminate the exchange offer at any time, and not to accept for exchange any Existing Notes not previously accepted for exchange, if any of the conditions described below under the caption "--Conditions to the Completion of the Exchange Offer" are not satisfied, or for any other reason within our sole and absolute discretion. If we exercise any such right, we will give oral or written notice thereof to the exchange agent as promptly as practicable. If the exchange offer is amended in a manner determined by us to constitute a material change or we waive the Minimum Condition, we will promptly disclose such amendment or waiver in a manner reasonably calculated to inform the holders of the Existing Notes of such amendment or waiver.

   The minimum period during which the exchange offer will remain open following material changes in the terms for such exchange offer or in the information concerning such exchange offer (other than a change in price or a change in percentage of Existing Notes sought) will depend on the facts and circumstances of such change, including the relative materiality of the terms or information changes. If any of the terms of the exchange offer are amended in a manner we determine to constitute a material change adversely affecting any holder of Existing Notes, we will promptly disclose any such amendment in a manner reasonably calculated to inform the holders of such amendment and we will extend the exchange offer period for a time period that we, in our sole discretion, deem appropriate, depending upon the significance of the amendment and the manner of disclosure to holders of the Existing Notes, if the exchange offer period would otherwise expire during such time period.

Payment of Accrued Interest

   At the time the New Notes and Common Stock are issued upon completion of the exchange offer on the settlement date, we will make payment of any and all interest that is due and payable on the Existing Notes on January 15, 2002. Interest on the New Notes will begin to accrue as of January 16, 2002.

Procedures for Tendering Existing Notes

   To tender your Existing Notes in the exchange offer, you must do one of the following on or prior to the Expiration Date:

  . tender your Existing Notes by sending the certificates for your Existing Notes, in proper form for transfer, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other documents required by the letter of transmittal, to the exchange agent at the address set forth on the back cover of this Offering Circular; or

  . tender your Existing Notes by using the book-entry transfer procedures described below and transmitting a properly completed and duly executed letter of transmittal, with any required signature guarantees (or an agent's message, as defined below, instead of the letter of transmittal), to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your Existing Notes in the exchange offer, the exchange agent must receive a confirmation of book-entry transfer of your Existing Notes into its account at The Depository Trust Company ("DTC") prior to the Expiration Date.

By signing the letter of transmittal, you will be deemed to have made the representations and warranties contained in the letter of transmittal in connection with your decision to participate in the exchange offer.
   The exchange agent will make a request to establish an account with respect to the Existing Notes at DTC for purposes of the exchange offer within two business days after the date of this Offering Circular. Any financial institution that is a DTC participant may make book-entry delivery of Existing Notes by causing DTC to transfer such Existing Notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. However, although delivery of Existing Notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof with any required signature guarantees (or an agent's message instead of the letter of transmittal) and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth on the back cover page of this Offering Circular on or prior to the

Expiration Date. Delivery of a letter of transmittal to DTC will not constitute valid delivery to the exchange agent, and the tender will not be valid.

   The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may utilize DTC's Automated Tender Offer Program ("ATOP") procedures to tender Existing Notes.

   Any participant in DTC may make book-entry delivery of Existing Notes by causing DTC to transfer such Existing Notes into the exchange agent's account in accordance with DTC's ATOP procedures for transfer. However, the exchange for the Existing Notes so tendered will only be made after a book-entry confirmation of such book-entry transfer of such Existing Notes into the exchange agent's account, and timely receipt by the exchange agent of an agent's message and any other documents required by the letter of transmittal. The term "agent's message" means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering Existing Notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant.

   The method of delivery of Existing Notes and letter of transmittal and all other required documents is at the election and risk of the holder. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No Existing Notes, letters of transmittal or other required documents should be sent to us. Delivery of all Existing Notes, letters of transmittal and other documents must be made to the exchange agent at its address set forth on the back cover of this Offering Circular. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

   The tender by a holder of Existing Notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the applicable letter of transmittal. Holders of Existing Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wish to tender are urged to contact such registered holder promptly and instruct such registered holder to tender on his or her behalf.

   Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers. Inc., a commercial bank or trust company having an office or correspondent to the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (each, an "Eligible Institution") unless the Existing Notes tendered pursuant thereto are tendered (1) by a registered holder of Existing Notes who has not completed the table entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the applicable letter of transmittal or (2) for the account of an Eligible Institution.

   If the letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal.

   All questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of the tendered Existing Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Existing Notes not properly tendered or any Existing Notes which, if accepted, would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular Existing Notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Existing Notes must be cured within such time as we shall determine. None of us, the exchange agent, the information agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Existing

Notes, nor shall we or any of them incur any liability for failure to give such notification. Tenders of Existing Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Existing Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned, at our expense, to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, as soon as practicable following the Expiration Date.

   In addition, we reserve the right, in our sole discretion, subject to the provisions of the Existing Notes Indenture, to:

  . purchase or take offers for any Existing Notes that remain outstanding subsequent to the Expiration Date or, as set forth under the caption "--Conditions to the Completion of the Exchange Offer," to terminate the exchange offer; and

  . purchase, to the extent permitted under applicable law, Existing Notes in the open market, in privately negotiated transactions or otherwise.

   The terms of any such purchases or offers could differ from the terms of the exchange offer.

Acceptance of Existing Notes for Exchange; Delivery of New Notes

   Subject to our right to terminate the exchange offer at any time in our sole and absolute discretion, upon satisfaction or waiver of all of the conditions to the exchange offer, all Existing Notes validly tendered and not withdrawn will be accepted, the New Notes and Common Stock will be issued and the accrued interest on the Existing Notes will be paid promptly after the completion of the exchange offer. See "--Conditions to the Completion of the Exchange Offer." For purposes of the exchange offer, Existing Notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the exchange agent. For each $1,000 principal amount outstanding of Existing Notes validly tendered, accepted for exchange and not withdrawn, the holder will receive $800 principal amount of New Notes, 93 shares of Common Stock and $200 in cash. The New Notes will be issued only in denominations of $1,000 and integral multiples thereof. If the principal amount of New Notes that otherwise would be issued to a holder in exchange for Existing Notes tendered and accepted by us is not an integral multiple of $1,000, we will round down the amount of Existing Notes and pay the difference in cash.

   In all cases, issuances of New Notes and Common Stock for Existing Notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

  . certificates for such notes or a timely book-entry confirmation of such notes into the exchange agent's account at DTC;

  . a properly completed and duly executed letter of transmittal (or an agent's message instead of the letter of transmittal); and

  .  all other required documents.

   If any tendered Existing Notes are not accepted for any reason set forth under "--Conditions to the Completion of the Exchange Offer," such unaccepted or such unexchanged Existing Notes will be returned without expense to the tendering holder thereof (if in certificated form) or credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer .

Withdrawal Rights and Non-Acceptance

   You may withdraw tenders of Existing Notes at any time on or prior to the Expiration Date. For a withdrawal of a tender to be effective, a written notice of withdrawal must be received by the exchange agent prior to the Expiration Date at the address set forth on the back cover of this Offering Circular. Any such notice of withdrawal must:

  . specify the name of the person that tendered the Existing Notes to be withdrawn;

  . identify the Existing Notes to be withdrawn, including the principal amount of such Existing Notes;

  . in the case of Existing Notes tendered by book-entry transfer, specify the number of the account at DTC from which the Existing Notes were tendered and specify the name and number of the account at DTC to be credited with the withdrawn Existing Notes and otherwise comply with the procedures of DTC;

  . contain a statement that such holder is withdrawing its election to have such Existing Notes exchanged for New Notes and Common Stock;

  . be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Existing Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the Existing Notes register the transfer of such Existing Notes in the name of the person withdrawing the tender; and

  . specify the name in which such Existing Notes are registered, if different from the person who tendered such notes.

   All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us in our sole discretion, and our determination shall be final and binding on all parties. Any Existing Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Existing Notes that have been tendered for exchange but are not exchanged for any reason will be returned to the tendering holder thereof, at our expense, in the case of physically tendered Existing Notes, or credited to an account maintained with DTC for the Existing Notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Existing Notes may be retendered by following one of the procedures described under "--Procedures for Tendering Existing Notes" above at any time prior to the Expiration Date.

   If we extend the Expiration Date of this exchange offer beyond January 15, 2002 for any reason, we do not intend to extend your right to withdraw tenders of Existing Notes. In such event, tenders of Existing Notes which are not withdrawn prior to 12:00 midnight, New York City time, on January 15, 2002 may not be withdrawn thereafter.

Conditions to the Completion of the Exchange Offer

   Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we shall not be required to accept for exchange any Existing Notes, issue any New Notes and Common Stock or make any cash payment with respect to Existing Notes (including, accrued interest) and we may terminate or amend the exchange offer if at any time prior to the consummation of the exchange offer, we determine, in our sole discretion, that any of the following conditions has not been satisfied, prior to or concurrently with the consummation of the exchange offer:

  . there shall not have occurred or be likely to occur any event affecting our business or financial affairs that would or might prohibit, prevent, restrict or delay consummation of the exchange offer or that will, or is reasonably likely to, impair the contemplated benefits to us of the exchange offer or that might be material to holders of Existing Notes in deciding whether to participate in the exchange offer;

  . at least 90% percent of the outstanding principal amount of the Existing Notes has been validly tendered, accepted and not withdrawn;

  . an indenture shall have been executed and delivered in respect of the New Notes and such indenture shall have been qualified under the Trust Indenture Act of 1939; and

  . there shall not have been any action taken or threatened, or any statute, rule, regulation, judgment, order, stay, decree or injunction promulgated, enacted, entered, enforced or deemed applicable to the exchange offer or the exchange of Existing Notes pursuant to the exchange offer, by or before any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, which (1) challenges the making of the exchange offer or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the exchange offer or (2) could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects, or materially impair the contemplated benefits of the exchange offer to us or that might be material to holders of Existing Notes in deciding whether to participate in the exchange offer.

   The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition (including any action or inaction by us) or may be waived by us, in whole or in part, at any time and from time to time, in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which we may assert at any time and from time to time. Moreover, we are free to terminate the exchange offer at any time for any reason, in our sole and absolute discretion, and to not accept any Exiting Notes for exchange.

Exchange Agent


   Bank One Trust Company, National Association has been appointed as exchange agent for the exchange offer. Letters of transmittal and any correspondence in connection with the exchange offer should be sent or delivered by each holder of Existing Notes or a beneficial owner's broker, dealer, commercial bank, trust company or other nominee to the exchange agent at the address set forth on the back cover of this Offering Circular and in the letter of transmittal. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.


Information Agent


   D. F. King & Co., Inc. has been appointed as information agent for the exchange offer, and will receive customary compensation for its services. We will also reimburse the information agent for its reasonable out-of-pocket expenses. Questions concerning tender procedures and requests for additional copies of this Offering Circular or the letter of transmittal should be directed to the information agent at the address and telephone numbers as set forth on the back cover page of this Offering Circular. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the exchange offer.


Fees and Expenses

   We will pay the reasonable and customary fees and reasonable out-of-pocket expenses of the exchange agent, the trustee under the indenture for the New Notes, the information agent, and legal, accounting, and related fees and expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses incurred in forwarding copies of this Offering Circular and related documents to the beneficial owners of the Existing Notes, and to handling or forwarding tenders for exchange. We have retained Bear, Stearns & Co. Inc. to provide advisory and other services in connection with the exchange offer. We have agreed to pay Bear Stearns customary fees for its activities as financial advisor in connection with the exchange offer. In addition, we will reimburse Bear Stearns for its reasonable out-of-pocket expenses. We have also agreed to indemnify Bear Stearns and its affiliates against certain liabilities, including liabilities under U.S. federal or state law or otherwise caused by, relating to or arising out of the exchange offer.

   Additionally, we will pay all transfer taxes, if any, applicable to the exchange of Existing Notes pursuant to the exchange offer. If, however, New Notes are to be issued in the name of any person other than the registered holder of the Existing Notes exchanged therefor or if for Existing Notes that are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of Existing Notes pursuant to the exchange offer, then the amount of any such transfer taxes imposed on the registered holder or any other persons will be payable by the holder of the Existing Notes that are exchanged. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such holder of the Existing Notes that are exchanged.

                     U.S. FEDERAL INCOME TAX CONSEQUENCES

   The following summary describes the material U.S. federal income tax consequences to the current holders of Existing Notes, and to us, of an exchange of Existing Notes for New Notes, cash and Common Stock. The summary describes the tax consequences only to a holder that is a ''U.S. person'' for U.S. federal income tax purposes. For these purposes, a U.S. person is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or any state or political subdivision thereof, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source or (iv) a trust the administration over which a U.S. court is able to exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

   This summary is for general information only. It does not purport to consider all of the possible U.S. federal income tax consequences of an exchange of an Existing Note for a New Note, cash and Common Stock pursuant to the exchange offer, and is not intended to reflect the individual tax position of any beneficial owner. In particular, this summary addresses only Existing Notes, New Notes and Common Stock held as capital assets and does not address aspects of U.S. federal income tax that may be applicable to holders that are subject to special tax rules, including, without limitation, financial institutions, insurance companies, tax-exempt organizations, deferred compensation plans, individual retirement accounts, dealers in securities or currencies, persons whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax or persons who hold an Existing Note or will hold a New Note or Common Stock as part of a straddle with other investments or as part of a synthetic security or other integrated investment (including a conversion transaction) comprised of an Existing Note, a New Note or Common Stock and one or more other investments. This summary also does not discuss the tax treatment of holders that hold their Existing Notes, New Notes or Common Stock through a partnership or other pass-through entity.


   This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the ''Code''), judicial authorities, published positions of the Internal Revenue Service (the ''IRS'') and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). No ruling has been or will be sought from the IRS, and our counsel has not rendered any legal opinion, regarding any tax consequences relating to any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. This summary does not include any description of tax laws of any state, local or non-United States governments that may apply to the exchange offer or an Existing Note, a New Note or Common Stock, or any holder of any of the foregoing, and does not discuss any aspect of U.S. federal tax law other than income tax law.



   YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE EXCHANGE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL AND NON-UNITED STATES TAX LAWS.


U.S. Federal Income Tax Consequences of the Exchange Offer to Holders of Existing Notes that Participate in the Exchange Offer

  Exchange of Existing Notes for New Notes, Cash and Common Stock

   The U.S. federal income tax treatment of the exchange of Existing Notes for New Notes, cash and Common Stock depends in part on whether the Existing Notes and New Notes constitute ''securities'' within the meaning of the recapitalization rules of the Code. The determination of whether a debt instrument qualifies as a security for this purpose is subject to a facts and circumstances analysis, a primary factor of which is the term of the debt instrument. In general, debt instruments with an initial term at issuance of less than five years are not likely to (but may in certain circumstances) constitute securities, while debt instruments with an initial term at issuance of greater than five years generally are more likely to (but may not in all circumstances) constitute securities. Because the Existing Notes had an initial term at issuance of more than five years, we intend to take the position that they constitute securities for purposes of the recapitalization rules of the Code. We intend to take the position that the New Notes do not constitute securities for such purposes because they will have an initial term at issuance of less than two years. The remainder of this discussion assumes that the Existing Notes constitute securities and the New Notes do not constitute securities for purposes of determining the tax consequences to the exchanging holders and to us.

   The exchange of Existing Notes for New Notes, cash and Common Stock in the exchange offer should be treated for U.S. federal income tax purposes as (i) a tax-free recapitalization with respect to the exchange of Existing Notes for Common Stock and (ii) a taxable receipt of ''boot'' with respect to the receipt of the New Notes and cash (but excluding the amount of cash received in respect of interest due and payable on the Existing Notes that has accrued through the Expiration Date, which will be taxable as ordinary interest income). No loss should be recognized by holders who surrender their Existing Notes for New Notes, cash and Common Stock.

   In addition, an exchanging holder who realizes gain in the exchange offer (i.e., the holder's tax basis in its Existing Notes is less than the sum of (i) the cash (other than the amount of cash received in respect of interest due and payable on the Existing Notes that has accrued through the Expiration Date),
(ii) the fair market value of the Common Stock (as of the date of the exchange) and (iii) the ''issue price'' of the New Notes received in the exchange offer) should recognize such gain, but only up to the sum of the cash (other than cash received in respect of interest due and payable on the Existing Notes that has accrued through the Expiration Date) and the issue price of the New Notes received in the exchange offer. The issue price of the New Notes depends upon whether, following their issuance, the New Notes will be ''traded on an established securities market'' within the meaning of the applicable Treasury regulations (''publicly traded''). If the New Notes will be publicly traded, then their issue price will equal their fair market value as of the date of the exchange. If the New Notes will not be publicly traded, then their issue price will equal their ''stated redemption price at maturity,'' which in this case should equal their stated principal amount. We expect, and intend to take the position that, the New Notes will not be publicly traded for purposes of determining their issue price, although no assurance can given in this regard. Assuming that the New Notes are not publicly traded, the issue price of the New Notes should be their stated principal amount. Because the fair market value of the New Notes may be substantially less than their issue price, exchanging holders who recognize gain from the exchange of Existing Notes for New Notes, cash and Common Stock may be taxed on income represented by any excess of the issue price of the New Notes over their fair market value without a corresponding current receipt of cash. Any gain recognized by exchanging holders should constitute capital gain, except that gain attributable to accrued market discount not previously included in the holder's income should be taxed as ordinary income (see ''Market Discount'' below).

   An exchanging holder's tax basis in the Common Stock received in the exchange offer should be the same as the tax basis of such holder's Existing Notes surrendered in the exchange offer, increased by the amount of any gain recognized in the exchange offer and decreased by the sum of the cash (other than cash received in respect of interest due and payable on the Existing Notes that has accrued through the Expiration Date) and the issue price of the New Notes received in the exchange offer. An exchanging holder's holding period in the Common Stock received in the exchange offer should include such holder's holding period in the Existing Notes surrendered in exchange therefor. An exchanging holder's initial tax basis in the New Notes should equal the issue price of the New Notes (i.e., their stated principal amount) on the date of the exchange, and the holding period of the New Notes will begin on the day after the date of the exchange.

  Market Discount

   If an exchanging holder purchased an Existing Note at a price less than the Existing Note's principal amount, such difference would constitute ''market discount'' for U.S. federal income tax purposes. If, as we believe to be the case, the New Notes are not securities for federal income tax purposes, then any gain recognized by a holder on the exchange of Existing Notes for New Notes, cash and Common Stock pursuant to the exchange offer (determined in the manner discussed above under ''Exchange of Existing Notes for New Notes, Cash and Common Stock'') should be treated as ordinary income to the extent, if any, of the market discount which accrued between the date of purchase of the Existing Notes and the date of the exchange (unless the holder has elected to include market discount in income as it accrues). Accrued market discount on the Existing Notes in excess of the amount of gain recognized by such holder on the exchange of Existing Notes for New Notes, cash and Common Stock pursuant to the exchange offer, if any, should carry over to the Common Stock that the holder receives pursuant to the exchange offer. Any gain recognized by the holder on a subsequent taxable disposition of such Common Stock should be treated as ordinary income to the extent of the carry-over market discount.

  Interest and Original Issue Discount on New Notes

   Holders of the New Notes will be required to include the interest paid on the New Notes in income in accordance with their regular method of accounting. In addition, the New Notes will be treated as issued with original issue discount (''OID'') within the meaning of the Code if the stated redemption price at maturity of the New Notes (i.e., their stated principal amount) exceeds their issue price, determined as described above under ''Exchange of Existing Notes for New Notes, Cash and Common Stock,'' by more than a statutory de minimis amount. Based on the foregoing, we expect that the issue price of the New Notes should equal their stated redemption price at maturity (i.e., their stated principal amount) and, accordingly, the New Notes should not be treated as issued with OID. If, contrary to our expectation, the New Notes are treated as having been issued with OID and such OID is greater than the statutory de minimis amount, a holder of New Notes (whether such holder is a cash or accrual basis taxpayer) will be required to include such OID in gross income as it accrues, in accordance with a constant yield to maturity method over the period the New Notes are held. After the exchange is consummated, we will determine the amount, if any, of OID created with respect to the New Notes and will inform the holders of New Notes accordingly. We will provide appropriate information returns as required by the applicable Treasury regulations.

  Sale, Exchange or Redemption of New Notes

   In general, the sale, exchange or redemption of the New Notes will result in capital gain or loss equal to the difference between the amount realized and the holder's adjusted tax basis in the New Notes immediately before such sale, exchange or redemption. For this purpose, the holder's adjusted tax basis generally will reflect basis increases for the amount of OID, if any, previously included in such holder's income.

  Sale, Exchange or Redemption of Common Stock

   In general, subject to the rules discussed above under ''Market Discount,'' and except in certain circumstances in the case of a redemption where a holder's percentage stock interest is not meaningfully reduced, the sale, exchange or redemption of shares of Common Stock will result in capital gain or loss equal to the difference between the amount realized and the holder's tax basis in the shares immediately before such sale, exchange or redemption.

  Backup Withholding and Information Reporting

   In general, the cash received by an exchanging holder pursuant to the exchange offer, payments of interest on the New Notes, dividends paid with respect to Common Stock and the proceeds of the sale, exchange, redemption, retirement or other taxable disposition of the New Notes or Common Stock payable by a United States paying agent or other United States intermediary will be subject to information reporting. In addition, backup withholding will generally apply to these payments if the holder fails to provide an accurate taxpayer identification number, fails to certify that such holder is not subject to backup withholding or fails to meet certain other conditions. Any amount paid as backup withholding will be creditable against the holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

U.S. Federal Income Tax Consequences of the Exchange Offer to Hartmarx

  Cancellation of Debt Income; Repurchase Premium


   Under the Code, a U.S. taxpayer generally must include in gross income the amount of any cancellation of debt income ("COD" income) realized during the taxable year. COD income generally equals the excess of (A) the "adjusted issue price" of the indebtedness discharged (which, in the case of the Existing Notes, should be their stated principal amount), over (B) the sum of (i) the amount of cash, (ii) the "issue price" of any debt instrument and (iii) the fair market value of any other property transferred in satisfaction of such discharged indebtedness. We do not expect to realize any COD income upon the exchange of New Notes, cash and Common Stock in satisfaction of the Existing Notes. Rather, we may be entitled to amortize, on a constant yield basis over the term of the New Notes, an amount of "repurchase premium" equal to the excess of (A) the sum of (i) the amount of cash (other than the amount of cash paid in respect of interest due and payable on the Existing Notes that has accrued through the Expiration Date), (ii) the issue price of the New Notes and
(iii) the fair market value of the Common Stock (as of the date of the exchange) issued in the exchange offer over (B) the adjusted issue price of the Existing Notes (i.e., their stated principal amount).


  Ownership Change


   Based upon available records of stock ownership, we believe that an "ownership change" for purposes of provisions in the Code that would otherwise limit the use of net operating losses and net unrealized built-in losses has not occurred in the past and is not likely to occur as a result of the exchange. No assurance can be given that an ownership change that may significantly limit the use of net operating loss carryovers, net unrealized built-in losses and other tax attributes will not occur in the future.



   THE FOREGOING SUMMARY IS INCLUDED HEREIN SOLELY FOR GENERAL INFORMATION AND DOES NOT CONSTITUTE TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC CONSEQUENCES TO YOU OF THE EXCHANGE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND NON-UNITED STATES TAX LAWS.

                      SELECTED HISTORICAL FINANCIAL DATA

   This selected historical financial data should be read in conjunction with the unaudited condensed consolidated financial statements of Hartmarx set forth in our Quarterly Reports on Form 10-Q for the quarterly periods ended August 31, May 31 and February 28, 2001, the audited consolidated financial statements of Hartmarx set forth in our Annual Report on Form 10-K for the fiscal year ended November 30, 2000 and the sections of our Quarterly Reports on Form 10-Q for the quarterly periods ended August 31, May 31 and February 28, 2001 and our Annual Report on Form 10-K for the fiscal year ended November 30, 2000, in each case captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations," each of which is incorporated herein by reference.

                                                               Nine Months
                                                            Ended August 31,           Fiscal Years Ended November 30,
                                                           ------------------  -----------------------------------------------
Income Statement Data in Thousands, Except Per             2001(3)     2000      2000    1999(4)     1998    1997(5)  1996(5)
 Share Data                                                --------  --------  --------  --------  --------  -------- --------
   Net sales.............................................. $446,927  $510,957  $680,647  $726,805  $725,002  $718,135 $610,180
   Licensing and other income.............................    2,130     2,323     3,114     2,894     1,882     3,375    4,263
   Cost of sales..........................................  329,998   373,209   490,751   541,730   540,545   544,003  463,533
   Operating expenses.....................................  119,711   119,595   163,134   156,560   144,121   143,482  127,699
   Earnings (loss) before restructuring charge, non-cash
    charge, interest, taxes and extraordinary item........     (652)   20,476    29,876    31,409    42,218    34,025   23,211
   Restructuring charge...................................    8,500        --        --        --        --        --       --
   Non-cash charge re: termination of systems project.....       --        --        --    11,195        --        --       --
   Earnings (loss) before interest, taxes and
    extraordinary item....................................   (9,152)   20,476    29,876    20,214    42,218    34,025   23,211
   Interest expense(1)....................................   10,143    11,841    15,686    17,669    18,633    17,480   16,681
   Earnings (loss) before taxes and extraordinary item....  (19,295)    8,635    14,190     2,545    23,585    16,545    6,530
   Tax (provision) benefit................................    7,620    (3,280)   (5,605)     (965)   (8,965)    8,695   17,300
   Net earnings (loss) before extraordinary item..........  (11,675)    5,355     8,585     1,580    14,620    25,240   23,830
   Extraordinary item, net of tax.........................      (69)      227       227        --        --        --      725
   Net earnings...........................................  (11,744)    5,582     8,812     1,580    14,620    25,240   24,555
   Diluted earnings per share(2):
    before extraordinary item.............................     (.39)      .18      0.29      0.05      0.42      0.74     0.72
    after extraordinary item..............................     (.39)      .19      0.30      0.05      0.42      0.74     0.74
   Cash dividends per share...............................       --        --        --        --        --        --
   Diluted average number of common shares and
    equivalents...........................................   29,958    29,480    29,568    32,861    34,885    34,167   33,021
Balance Sheet Data in Thousands, Except Per Share
 Data
   Cash................................................... $  1,179  $    672  $  1,755  $  2,133  $  5,292  $  1,626 $  2,844
   Accounts receivable....................................  153,103   149,926   135,421   144,921   131,342   136,854  135,554
   Inventories............................................  174,590   163,363   167,111   176,214   207,679   193,780  165,913
   Other current assets...................................   26,530    23,017    26,766    21,668    19,115    24,484   16,155
   Net properties.........................................   35,237    36,493    36,407    38,994    51,034    45,782   43,909
   Other assets/deferred taxes............................   98,223    76,414    71,015    75,743    70,260    67,857   65,864
   Total assets...........................................  488,862   449,885   438,475   459,673   484,722   470,383  430,239
   Accounts payable and accrued expenses..................  122,003    95,711   113,815   100,152    93,768   100,098   99,745
   Current maturities of long-term debt...................   35,328    25,076    15,077    15,073    10,067    20,062   20,100
   Long-term debt.........................................  142,561   133,704   110,470   155,300   169,927   157,939  148,428
   Shareholders' equity...................................  188,970   195,394   199,113   189,148   210,960   192,284  161,966
   Equity per share.......................................     6.27      6.62      6.69      6.43      6.06      5.62     4.85
Other Data in Thousands
   Earnings before restructuring charge, non-cash
    charge, interest, taxes, depreciation, amortization
    and extraordinary item................................ $  5,057  $ 25,952  $ 36,976  $ 38,492  $ 49,450  $ 41,673 $ 31,469
   Depreciation and amortization of fixed assets..........    5,709     5,476     7,100     7,083     7,232     7,648    8,258
   Capital expenditures...................................    5,661     3,253     4,494     7,820    12,753    10,086    8,207

--------
(1)If the exchange offer had been consummated as of December 1, 2000, interest expense would have been $2.7 million higher for the nine months ended August 31, 2001, and if the exchange offer had been consummated as of December 1, 1999, interest expense would have been $3.7 million higher for the fiscal year ended November 30, 2000, assuming, in each case, that (a) $27.8 million of New Notes would have been outstanding after completion of the exchange offer; (b) the interest rate on the New Notes would have been 12 1/2% compared to 10 7/8% on the Existing Notes; (c) the cash payment of $200 for each $1,000 principal amount of Existing Notes exchanged would have been financed under our senior credit facility at the average interest rate outstanding thereunder for the applicable period; and
   (d) the value of the shares of Common Stock issued in the exchange offer would be amortized over the twenty month term of the New Notes using the market price per share of Common Stock as of December 28, 2001 of $1.61.
(2)Pro forma earnings (loss) per diluted share after extraordinary item would be ($.44) for the nine months ended August 31, 2001 and $.23 for the fiscal year ended November 30, 2000 assuming, in each case, that the exchange offer had been consummated at the beginning of such period and based on the other assumptions set forth in note (1) above.
(3)2001 results reflect fiscal-year-to-date restructuring charges of $8.5 million, which includes costs for severance and related fringe benefits, estimated closing costs for owned facilities and exit costs for leased facilities and the writedown of fixed assets to estimated fair value for facilities closed or to be closed. In addition to these restructuring charges, certain other non-recurring costs associated with operations being eliminated are included under the cost of sales and operating expense captions. These additional non-recurring costs aggregated to $8.5 million for the nine month period ended August 31, 2001. Accordingly, the aggregate restructuring and other non-recurring costs were $17 million for the nine month period ended August 31, 2001.
(4)1999 results reflect a second quarter non-cash writedown of systems development costs of $11.2 million (pre-tax), $6.9 million (after-tax) or $.21 per share.
(5)1996 and 1997 included favorable non-cash income tax adjustments to the tax valuation reserve related to recognition of net operating loss carryforwards of $19.9 million and $15.0 million, respectively. Excluding this adjustment in each year, net earnings before extraordinary gain and diluted earnings per share would have been $4.0 million or $.12 per share, respectively, in 1996 and $10.3 or $.30 per share, respectively, in 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

   In 2001, our liquidity has been constrained by a number of factors, including additional limitations imposed on us under our senior credit facility, cash requirements to fund our acquisition of Consolidated Apparel Group, L.L.C., adverse business conditions related to retail apparel sales, and the impending maturity of the Existing Notes. During our third fiscal quarter, we completed our acquisition of Consolidated Apparel Group for approximately $18 million in cash and $12.9 million in assumed debt. The cash outlays associated with this acquisition reduced our credit availability and liquidity. Moreover, the slowdown in 2001 of the U.S. economy generally, and the retail apparel sector in particular, have adversely affected our operating performance and financial condition. The impact of the September 11 terrorist attacks in the U.S. on consumer confidence and spending has exacerbated the weakness in demand for apparel products. Revenues for the first two months of the fourth quarter of fiscal 2001 declined approximately 9.5% compared to the same period in the prior year. During both our third and fourth fiscal quarters of 2001, our lenders under the senior credit facility agreed to amendments of the senior credit facility modifying certain financial covenants to address the decline in our operating results and allow us to proceed with the exchange offer. See "--Liquidity and Capital Resources" and "Description of Other Indebtedness--Senior Credit Facility."

Results of Operations

  Nine Months Ended August 31, 2001 Compared to Nine Months Ended August 31,
  2000

   Sales. Year-to-date consolidated sales for the nine months ended August 31, 2001 of $446.9 million, including $12.8 million attributable to Consolidated Apparel Group L.L.C. ("CAG"), declined 12.5% from $510.9 million for the corresponding period in 2000. The decline was principally attributable to MAG. Within MAG, tailored clothing product revenues represented the principal component of the decline, reflecting both lackluster consumer demand for apparel and previously stated plans to reduce revenues in lower profit-potential, moderate priced tailored clothing product categories. WAG revenues, which represented 9% and 8% of consolidated sales for the nine months ended August 31, 2001 and 2000, respectively, decreased approximately $2.0 million for the nine months ended August 31, 2001, primarily in the catalog business. Sportswear and other non-tailored clothing product categories, including women's, represented 30% of the year-to-date sales at August 31, 2001 compared to 27% for the corresponding period in 2000, with the increase primarily attributable to CAG. Non-tailored clothing product categories are expected to increase as a percentage of consolidated revenues in future periods.

   Gross Margins. The consolidated pro forma gross margin percentage to sales was 27.4% for the nine months ended August 31, 2001 compared to 27.0% for the corresponding period in 2000, reflecting product mix changes and improved sourcing. The reported gross margin percentage for the nine months ended August 31, 2001 was 26.2% and reflected lower volume in owned manufacturing facilities as well as the effect of inventory dispositions, especially in moderate tailored clothing product categories. Consolidated selling, general and administrative expenses were $119.7 million for the nine months ended August 31, 2001 ($116.7 million on a pro forma basis) compared to $119.6 for the corresponding period in 2000, and represented 26.8% of sales for the nine months ended August 31, 2001 (26.1% on a pro forma basis) compared to 23.4% of sales for the corresponding period in 2000. The nine months ended August 31, 2001 included, among other things, $1.5 million related to CAG, $3.4 million of incremental costs associated with the sportswear product lines development and higher expenses associated with the women's catalog sales. Licensing and other income decreased $.2 million to $2.1 million for the nine months ended August 31, 2001 compared to the nine months ended August 31, 2000, reflecting the softness in the Far East economies, especially in Japan, where a significant portion of our licensing revenue is derived.

   Earnings Before Interest and Taxes. Pro forma earnings before interest and taxes ("EBIT") was $7.8 million or 1.7% of sales for the nine months ended August 31, 2001. After consideration of the $17.0 million of non-recurring items, including the restructuring charges, reported EBIT was a loss of $9.2 million for the nine months ended August 31, 2001 compared to $20.5 million or 4.0% of sales for the corresponding period in 2000. Interest expense decreased to $10.1 million for the nine months ended August 31, 2001 from $11.8 million for the corresponding period in 2000, due to lower borrowing rates. The consolidated pre-tax loss before extraordinary item was $19.3 million for the nine months ended August 31, 2001 compared to earnings of $8.6 million for the corresponding period in 2000. The consolidated net loss before extraordinary item was $11.7 million or $.39 per basic and diluted share for the nine months ended August 31, 2001 compared to earnings of $5.4 million or $.18 per share for the corresponding period in 2000. After the extraordinary item, the net loss for the nine months ended August 31, 2001 was $11.7 million or $.39 per share compared to net earnings of $5.6 million or $.19 per share for the corresponding period in 2000.

   The weak demand at retail for apparel during 2001 has been further exacerbated during the fourth quarter by the tragic events of September 11th in New York City and the Pentagon. Our business enhancement actions described earlier have resulted in a reduction in non-production employment since the beginning of our fiscal year of approximately 20%. While the impact of consumer spending for apparel during 2002 cannot be predicted at this time, the business enhancement actions initiated to date will be substantially completed by fiscal year end and will result in a lower expense structure and enhanced gross margin opportunities which should enable us to achieve profitability for fiscal 2002, even if revenues do not increase.

  Fiscal Year Ended November 30, 2000 Compared to Fiscal Years Ended November 30, 1999 and 1998

   Sales and Earnings Before Interest and Taxes. The following table summarizes sales and EBIT for our business groups (in millions):

                           Year Ended November 30,
                          ------------------------
                           2000    1999      1998
                          ------  ------    ------
Sales
   Men's Apparel Group... $619.8  $672.6    $665.0
   Women's Apparel Group.   60.8    54.2      60.0
                          ------  ------    ------
       Total............. $680.6  $726.8    $725.0
                          ======  ======    ======
EBIT
   Men's Apparel Group... $ 36.9  $ 37.9    $ 43.9
   Women's Apparel Group.    5.7     5.7       6.8
   Other and adjustments.  (12.7)  (12.2)     (8.5)
                          ------  ------    ------
       Total............. $ 29.9  $ 31.4(1) $ 42.2
                          ======  ======    ======

--------
(1)EBIT for 1999 excludes an $11.2 million non-cash writedown of systems development costs.

   MAG sales were $620 million for the fiscal year ended November 30, 2000, $673 million for the fiscal year ended November 30, 1999 and $665 million for the fiscal year ended November 30, 1998. Revenues in fiscal year 2000 reflected lower orders for suit units and planned reductions associated with brands or programs being de-emphasized which did not have the likelihood of achieving acceptable long term profitability rates. Partially offsetting these conditions were unit increases in selected tailored sport coat and slack brands and sportswear growth in Nicklaus golfwear and Tommy Hilfiger casual pants. Revenues in fiscal year 1999 compared to fiscal year 1998 reflected approximately $36 million attributable to new products, principally from the acquisition of Canadian based The Coppley, Noyes and Randall Limited ("Coppley") tailored clothing lines, as well as growth of the Kenneth Cole and Evan-Picone brands and introduction of Hart Schaffner & Marx and Hickey-Freeman dress furnishings. These increases were mostly offset by declines attributable to the generally difficult retail environment for business apparel and planned reductions in low profit-potential brands and programs. MAG

EBIT was $37 million for the fiscal year ended November 30, 2000 compared to $38 million for the fiscal year ended November 30, 1999 and $44 million for the fiscal year ended November 30, 1998, with tailored clothing products representing the most significant contributor to earnings and cash flow in each year. The $1 million decline in fiscal year 2000 EBIT compared to fiscal year 1999 reflected the improved operating margins which offset the unfavorable impact of the lower sales and incremental costs associated with developing our sportswear product lines. The $6 million decline in fiscal year 1999 EBIT compared to fiscal year 1998 was primarily attributable to the decline in sales from comparable operations, including the product lines being repositioned or eliminated, partially offset by EBIT applicable to Coppley.

   WAG sales, comprising approximately 9% of the consolidated total gain in fiscal year 2000, 7% in fiscal year 1999 and 8% in fiscal year 1998, aggregated $61 million for the fiscal year ended November 30, 2000, $54 million for the fiscal year ended November 30, 1999 and $60 million for the fiscal year ended November 30, 1998. Revenues in fiscal year 2000 primarily reflected higher catalog sales, as the number and size of catalogs distributed in fiscal year 2000 exceeded the number and size distributed in fiscal year 1999. Revenues in fiscal year 1999 were adversely affected by lower in-stock business due to the generally soft retail business and the lower demand for women's tailored coats. Catalog sales were slightly higher in fiscal year 2000. WAG EBIT was $6 million for the fiscal year ended November 30, 2000, $6 million for the fiscal year ended November 30, 1999 and $7 million for the fiscal year ended November 30, 1998. EBIT in fiscal year 2000 reflected the favorable impact from higher catalog sales, which was offset by higher advertising and promotional costs associated with the distribution of additional catalogs, as well as a small decline in WAG's substantial gross margin rate on its wholesale sales. The decline in EBIT for WAG for the fiscal year 1999 compared to fiscal year 1998 was primarily attributable to the lower sales.

   Gross Margins. The consolidated gross margin percentage of sales was 27.9% in fiscal year 2000, 25.5% in fiscal year 1999 and 25.4% in fiscal year 1998. The improvement in fiscal year 2000 gross margin rate reflected a change in the revenue product mix encompassing the elimination/reduction of low margin, moderate-priced tailored clothing products and programs, improved sourcing from certain ongoing tailored product lines and a higher percentage of women's and men's sportswear product categories. The small improvement in the fiscal year 1999 gross margin rate compared to fiscal year 1998 principally reflected the effect of the acquired product lines which have higher gross margins and operating expense ratios compared to the then existing product lines taken as a whole. Gross margins in the moderate-priced tailored clothing product lines improved in the latter part of fiscal year 1999 from lower product costs and favorable product mix changes related to the repositioning efforts previously discussed. However, the gross margin enhancement during fiscal year 1999 was largely offset from lower sales of higher margin tailored clothing products sold at the higher price points and markdowns resulting from the disposition of excess sportswear units. The effect of utilizing the LIFO inventory method favorably impacted gross margins by $1.4 million in fiscal year 2000 and $.8 million in fiscal year 1999 compared to an unfavorable impact of $.9 million in fiscal year 1998.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses were $163 million for the fiscal year ended November 30, 2000, $157 million for the fiscal year ended November 30, 1999 and $144 million for the fiscal year ended November 30, 1998. As a percentage of sales, the expense rate was 24.0% in fiscal year 2000, compared to 21.5% in fiscal year 1999 and 19.9% in fiscal year 1998. The increase in selling, general and administrative expenses in 2000 included the higher costs associated with the distribution of additional catalogs in the Barrie Pace operation (a direct mail business offering a wide range of apparel and accessories to business and professional women through its catalogs), costs related to development of the sportswear product lines, as well as higher employee benefit costs and the inclusion of The Royal Shirt Company, Ltd. operations for a full year. The increase in selling, general and administrative expenses relative to sales reflected changes in revenue mix towards products with higher gross margin rates which have higher operating expense ratios to sales. Additionally, the decline in in-stock tailored clothing units could not be matched with the commensurate operating expense reductions. The dollar increase in the selling, general and administrative expenses in fiscal year 1999 compared to fiscal year 1998 was primarily attributable to acquired operations and incremental expenditures attributable to the year 2000 remediation, as the dollar amount of expenses for comparable operations was about the same as the prior year. The increase in the selling, general and administrative expenses relative to sales reflected both new businesses with their higher operating ratios existing at the time of acquisition and, for comparable operations, the inability to immediately lower non-variable expenses resulting from the declines associated with lower in-stock business.

   Advertising expenditures, including costs related to the Barrie Pace catalog operations, were $31 million for the fiscal year ended November 30, 2000 compared to $28 million for the fiscal year ended November 30, 1999 and $26 million for the fiscal year ended November 30, 1998, representing 4.5%, 3.9% and 3.6% of consolidated sales, respectively. The increase in advertising expenditures in fiscal year 2000 principally reflected higher amounts associated with the distribution of Barrie Pace catalogs. The increase in fiscal year 1999 compared to fiscal year 1998 reflected the new businesses and higher MAG advertising expenditures in support of new product lines.

   Licensing and Other Income. This caption is principally comprised of income generated from licensing and aggregated $3.1 million for the fiscal year ended November 30, 2000, $2.9 million for the fiscal year ended November 30, 1999 and $1.9 million for the fiscal year ended November 30, 1998. The increase in fiscal year 2000 compared to fiscal year 1999 and fiscal year 1999 compared to fiscal year 1998 reflected the improvement in the economic conditions in Asia, especially Japan and Korea, where a significant portion of our licensing income is generated.

   Earnings before Non-Cash Charge, Interest and Taxes ("EBIT"). EBIT was $29.9 million for the fiscal year ended November 30, 2000, $31.4 million for the fiscal year ended November 30, 1999 and $42.2 million for the fiscal year ended November 30, 1998, representing 4.4%, 4.3% and 5.8% of sales, respectively. The slight percentage improvement in fiscal year 2000 compared to fiscal year 1999 reflected the impact of the product mix changes on the overall lower sales level. The decline in fiscal year 1999 compared to fiscal year 1998 was principally attributable to the higher operating expense ratio to sales.

   Non-Cash Charge. The Non-Cash Charge of $11.2 million for the fiscal year ended November 30, 1999 reflected the second quarter write-down of capitalized systems development costs related to the termination of an enterprise resource planning system project, which had been anticipated to be implemented through-out. After extensive evaluation, we, in consultation with our advisors, concluded that company-wide implementation of the application software would not be appropriate.

   Interest Expense. Interest expense was $15.7 million for the fiscal year ended November 30, 2000, $17.7 million for the fiscal year ended November 30, 1999 and $18.6 million for the fiscal year ended November 30, 1998. As a percentage of sales, interest expense represented 2.3% for the fiscal year ended November 30, 2000 compared to 2.4% for the fiscal year ended November 30, 1999 and 2.6% for the fiscal year ended November 30, 1998. The dollar decrease in interest expense in fiscal year 2000 from fiscal year 1999 reflected significantly lower average borrowings which were only partially offset by higher average borrowing rates. The dollar decrease in fiscal year 1999 from fiscal year 1998 reflected lower average borrowings during the year, as well as lower average borrowing rates earlier in the year. The effective interest rate for all borrowings, including amortization costs, was 9.6% in fiscal year 2000, 8.5% in fiscal year 1999 and 9.3% in fiscal year 1998. Our weighted average short term borrowing rate was 8.3% in fiscal year 2000, 6.6% in fiscal year 1999 and 7.2% in fiscal year 1998. Interest expense included non-cash amortization of financing fees and expenses of $.5 million in fiscal years 2000 and 1999 and $.8 million in fiscal year 1998.

   Pre-Tax Earnings. Pre-tax earnings were $14.2 million for the fiscal year ended November 30, 2000 compared to $13.7 million for the fiscal year ended November 30, 1999 (before consideration of the Non-Cash Charge) and $23.6 million for the fiscal year ended November 30, 1998.

   Income Taxes. Our effective tax rate was 39.5% for fiscal year 2000 compared to 38% for fiscal years 1999 and 1998 and resulted in a tax provision of $5.6 million in fiscal year 2000, $1.0 million in fiscal year 1999 and $9.0 million in fiscal year 1998. The increase in the effective rate for fiscal year 2000 was principally attributable to proportionately higher non-U.S. income compared to the previous two fiscal years.

   Net Earnings. Comparable net earnings were $8.6 million or $.29 per diluted share for the fiscal year ended November 30, 2000 (before consideration of a $.2 million extraordinary gain related to purchases of Existing Notes) compared to $8.5 million or $.26 per diluted share for the fiscal year ended November 30, 1999 (before consideration of the Non-Cash Charge) and $14.6 million or $.42 per diluted share for the fiscal year ended November 30, 1998. Reported earnings per share after consideration of the extraordinary gain in fiscal year 2000 and the Non-Cash Charge in fiscal year 1999 were $8.8 million or $.30 per diluted share for the fiscal year ended November 30, 2000, $1.6 million or $.05 per diluted share for the fiscal year ended November 30, 1999 and $14.6 million or $.42 per diluted share for the fiscal year ended November 30, 1998.

Liquidity and Capital Resources

  Background

   In 2001, our liquidity has been constrained by a number of factors, including additional limitations imposed on us under our senior credit facility, cash requirements to fund our acquisition of Consolidated Apparel Group, L.L.C., adverse business conditions related to retail apparel sales, and the impending maturity of the Existing Notes. During our third fiscal quarter, we completed our acquisition of Consolidated Apparel Group for approximately $18 million in cash and $12.9 million in assumed debt. The acquisition of Consolidated Apparel Group, a privately-held marketer of popular-priced sportswear, was consistent with our strategy of expanding our apparel offerings in non-tailored product categories. The cash outlays associated with this acquisition, however, reduced our credit availability and liquidity. Moreover, the slowdown in 2001 of the U.S. economy generally, and the retail apparel sector in particular, has adversely affected our operating performance and financial condition. The impact of the September 11 terrorist attacks in the U.S. on consumer confidence and spending has exacerbated the weakness in demand for apparel products.

  Senior Credit Facility and Other Borrowings

   During fiscal year 1994, we entered into a then three-year financing agreement providing for a senior credit facility with a group of lenders, including GE Capital as the managing agent. The senior credit facility currently provides for maximum revolving borrowings of $200 million (subject to the borrowing base calculations and minimum excess availability requirements), including a $50 million letter of credit sub-facility. The term of the senior credit facility has been extended through June 2003. On August 31, 2001, the senior credit facility was amended to add a new Tranche C Term Loan facility in the aggregate original principal amount of $15 million. Proceeds from the term loan were used to repay revolving borrowings under the senior credit facility. The senior credit facility, as amended, required us to obtain additional liquidity proceeds of $10.0 million by December 14, 2001, of which approximately $4.3 million had been realized through December 10, 2001. The senior credit facility includes customary events of default and contains certain restrictions on the operation of our business, including covenants pertaining to capital expenditures, asset sales, operating leases and incurrence or existence of additional indebtedness and liens, as well as other customary covenants, representations and warranties, and events of default.

   Amendments to our senior credit facility dated July 10, 2001 and October 15, 2001 established certain minimum excess borrowing availability levels and required our company and our subsidiaries to secure the senior credit facility with substantially all of our and their respective assets, including real property, equipment and capital stock. These amendments also required that by December 14, 2001, we receive not less than $10 million of net cash proceeds from mortgage loans obtained with respect to certain properties, from asset sales or from the issuance of equity, and that we obtain, by December 14, 2001, at least $25 million of junior capital, consisting of either equity or debt junior to the senior credit facility. In connection with the requirement to obtain $25 million of junior capital, the amendments required us to obtain a proposal for such financing by October 26, 2001 and a commitment for such financing by November 26, 2001. Additionally, the effective borrowing rate benchmark was increased by 1% and financial covenants related to debt leverage and debt service coverage, among others, were superceded for periods ending May 31, 2001 and modified for subsequent periods. A covenant governing our cumulative adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") was implemented for the period September 1, 2001 through May 31, 2002 to replace covenants related to debt service coverage and debt leverage that will be reinstated at revised levels effective as of August 31, 2002 and November 30, 2002, respectively. The new covenant provides that we must have cumulative consolidated adjusted EBITDA at or above a specified minimum for designated periods.

   We did not obtain a proposal or commitment for the $25 million of junior capital within the periods required under the amendments to the senior credit facility. On December 13, 2001, we entered into a further amendment to our senior credit facility which secured the agreement of the lenders thereunder not to exercise certain of their rights with respect to specified existing and prospective defaults under the senior credit facility (the "Specified Credit Facility Defaults") during the pendency of the exchange offer (including agreements not to exercise their rights to terminate any of the commitments under the senior credit facility, commence judicial enforcement proceedings against us or our subsidiaries with respect to the payment of any obligations under the senior credit facility or commence any foreclosure or levy against or seizure of all or any portion of the collateral securing the senior credit facility (other than instituting the cash dominion requirements provided for therein)), and in which the lenders agreed to a permanent waiver of the Specified Credit Facility Defaults upon the consummation of the exchange offer. This amendment also amends various covenants under the senior credit facility to reflect our current and anticipated business levels and provides borrowing availability which management believes under current circumstances will be sufficient, if the exchange offer is completed, to allow us to make the cash payment to holders who exchange their Existing Notes in the exchange offer, pay any unexchanged Existing Notes at maturity and fund our operations. If we are unable to complete the exchange offer, the senior credit facility lenders' forbearance with respect to the Specified Credit Facility Defaults will terminate, and the lenders will be able to exercise all of their rights under the senior credit facility and applicable law with respect thereto. In such circumstances, unless we were able to restructure our debt or obtain additional financing, there could be substantial doubt regarding our ability to continue as a going concern. See "Description of Other Indebtedness--Senior Credit Facility."

   In addition to our continuing efforts to resolve issues that have arisen under the senior credit facility, we have from time to time engaged in discussions with other potential lenders concerning alternative or additional sources of financing. We cannot assure you, however, that we will be able to obtain any such alternative or additional financing on acceptable terms, or at all.

   For the fiscal year ended November 30, 2001, we purchased $27.2 million par value of Existing Notes, utilizing proceeds from new mortgages and availability under our senior credit facility. As of the date of this Offering Circular, approximately $34.7 million of Existing Notes remained outstanding.

                           DESCRIPTION OF NEW NOTES

General

   The following summary describes the material terms applicable to the New Notes that Hartmarx proposes to issue to you in the exchange offer, including the material provisions of the indenture under which the New Notes will be issued. The following summary does not restate the indenture in its entirety. Accordingly, we urge you to read the indenture carefully in its entirety because it, and not this summary, defines your rights as a holder of the New Notes. Copies of the indenture are available on request from Hartmarx. You can find the definitions of certain terms used in this summary in the section of this Offering Circular captioned "--Certain Definitions." In this summary, the terms "Hartmarx" and the "Company" refer only to Hartmarx Corporation and not to any of its subsidiaries. All other capitalized terms in this section have the respective meanings ascribed to them under the caption "--Certain Definitions" of this section.

   Hartmarx will issue the New Notes under an indenture between itself and Bank One, Columbus, NA, as trustee, in a private transaction that is not subject to the registration requirements of the Securities Act. The terms of the New Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

   The registered holder of a New Note will be treated as the owner of the New Note for all purposes. Only registered holders have rights under the indenture.

   The indenture governing the Existing Notes was amended by a supplemental indenture dated as of October 30, 2001. The amendment, which received the written consent of the holders of more than a majority in principal amount of the Existing Notes outstanding (i) increased from $10,000,000 to $20,000,000 the amount of permitted debt not otherwise covered by specific exceptions to the covenant limiting indebtedness (Section 4.3(b), clause (6) of the Existing Notes indenture); (ii) increased from $10,000,000 to $20,000,000 the amount of permitted debt and preferred stock that may be issued by the Company's subsidiaries other than under specific exceptions to the covenant limiting debt and preferred stock of the Company's subsidiaries (Section 4.4, clause (7) of the Existing Notes indenture); and (iii) provided that, during the period September 30, 2001 through December 21, 2001, the Company must use the net proceeds from permitted debt secured by mortgages and issued under the provisions described by the preceding clauses (i) and (ii) to repurchase Existing Notes.

Comparison of Existing Notes and New Notes

   Set forth below is a summary comparison of the terms of the Existing Notes and the New Notes that assumes a settlement date for the exchange offer of January 16, 2002.

                      The Existing Notes               The New Notes
                 ----------------------------- -----------------------------
Issue........... Senior Subordinated           Senior Subordinated

Issuer.......... Hartmarx Corporation          Hartmarx Corporation

Security........ Unsecured                     Unsecured

Issue Date...... March 23, 1994                January 16, 2002

Principal Amount $34.7 million (as of the date $27.8 million (assuming 100%
                 of this Offering Circular)    participation in the exchange
                                               offer)

Coupon.......... 10 7/8%                       12 1/2%

Maturity........ January 15, 2002              September 15, 2003

                            The Existing Notes                The New Notes
                       ---------------------------- ---------------------------------
Ranking; Subordination The Existing Notes are       The New Notes are subordinated
                       subordinated to all existing to all existing and future Senior
                       and future Senior Debt of    Debt of the Company and
                       the Company and              effectively subordinated to all
                       effectively subordinated to  obligations of the Company's
                       all obligations of the       Subsidiaries. The New Notes
                       Company's Subsidiaries.      rank pari passu with any existing
                       The Existing Notes rank      and future Senior Subordinated
                       pari passu with any existing Debt of Hartmarx and rank
                       and future Senior            senior to any other Subordinated
                       Subordinated Debt of         Debt of Hartmarx.
                       Hartmarx and rank senior to
                       any other Subordinated
                       Debt of Hartmarx.

Optional Redemption........... Redeemable at the option of  Redeemable at the option of the
                               the issuer at par prior to   issuer at par prior to maturity.
                               maturity.

Repurchase at Option of Holder Holders can cause Hartmarx   Holders can cause Hartmarx to
                               to repurchase the Existing   repurchase the New Notes at
                               Notes at 101% of par         101% of par following a change
                               following a change of        of control of the Company.
                               control of the Company.

Covenants..................... Customary incurrence-based   Customary incurrence-based
                               covenants, including         covenants, including limitations
                               limitations on indebtedness, on indebtedness, restricted
                               restricted payments and      payments and asset sales. The
                               asset sales.                 New Notes indenture will not
                                                            contain a requirement that the
                                                            proceeds from issuances of
                                                            mortgage debt by the Company or
                                                            its Subsidiaries be applied to
                                                            repurchases of New Notes. In
                                                            addition, the limitation on
                                                            indebtedness under the New Notes
                                                            indenture will permit total
                                                            indebtedness under the senior
                                                            credit facility and refinancings of
                                                            the senior credit facility of up to
                                                            the greater of (1) $215 million (as
                                                            compared to $175 million under
                                                            the Existing Notes indenture) and
                                                            (2) the sum of 65% of
                                                            consolidated inventory (as
                                                            compared to 55% under the
                                                            Existing Notes indenture) plus
                                                            85% of consolidated accounts
                                                            receivable. The differences in the
                                                            limitation on indebtedness as
                                                            compared to the Existing Notes
                                                            indenture are intended to reflect
                                                            the increase since the issuance of
                                                            the Existing Notes in the total
                                                            amount of potential borrowing
                                                            under the senior credit facility.

Principal, Maturity and Interest

   The New Notes will mature on September 15, 2003, and will bear interest at 12 1/2% per annum payable semiannually in arrears on July 15 and January 15 of each year and at maturity, commencing July 15, 2002, to the persons who are registered holders thereof at the close of business on the July 1 or January 1 immediately preceding such interest payment date. The Trustee will authenticate and deliver New Notes for original issue in an aggregate principal amount of up to $27.8 million.

   Interest on the New Notes will be computed on the basis of a 360-day year of twelve 30-day months. Principal and interest will be payable at the office of the Trustee, but, at the option of the Company, interest may be paid by check mailed to the registered holders at their registered addresses. The New Notes will be transferable and exchangeable at the office of the Trustee and will be issued in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof.

Redemption

   The New Notes may be redeemed at the option of the Company, at any time as a whole, or from time to time in part, on not less than 30 days' nor more than 60 days' notice, at a redemption price of 100% of the principal amount, plus accrued and unpaid interest (if any) to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Sinking Fund

   There will be no mandatory sinking fund payments for the New Notes.

Ranking

   The payment of the principal of, premium (if any) and interest on the New Notes is subordinated in right of payment, as set forth in the Indenture, to the payment when due of all Senior Debt of the Company in full in cash or cash equivalents. However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "--Defeasance" below is not subordinate to any Senior Debt or subject to the restrictions described herein. At November 30, 2001 the outstanding Senior Debt of the Company was approximately $100 million. Although the Indenture contains limitations on the amount of additional Debt which the Company may incur, under certain circumstances the amount of such Debt could be substantial and such Debt may be Senior Debt. See "--Certain Covenants--Limitation on Debt" below.

   The Company is a holding company which derives substantially all of its income from its Subsidiaries. The Company must rely on dividends or other intercompany transfers from its Subsidiaries to generate the funds necessary to meet its debt service and other obligations, including payment of principal and interest on the New Notes. The ability of such Subsidiaries to pay such dividends or other intercompany transfers is subject to applicable state laws. Claims of creditors of such Subsidiaries, including trade creditors, secured creditors and creditors holding guarantees issued by such Subsidiaries, and claims of holders of Preferred Stock (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including holders of the New Notes, even though such obligations do not constitute Senior Debt. The New Notes, therefore, like the Existing Notes, will be effectively subordinated to creditors (including trade creditors) and holders of Preferred Stock (if any) of Subsidiaries of the Company. Certain of the Company's Subsidiaries have guaranteed the Company's obligations under the Credit Facility. At November 30, 2001 the amount of indebtedness and accounts payable of the Company's Subsidiaries (excluding intercompany debt and debt guaranteed by the Company's Subsidiaries which is included in the calculation of Senior Debt) was approximately $217.8 million, and the Company's Subsidiaries had no Preferred Stock outstanding (other than Preferred Stock held by the Company). Although the Indenture limits the incurrence of Debt and issuance of Preferred Stock by the Company's Subsidiaries, such limitation is subject to a number of significant qualifications; moreover, the Indenture does not impose any limitation on the incurrence by such Subsidiaries of liabilities that are not considered Debt or Preferred Stock under the Indenture. See "--Certain Covenants--Limitation on Subsidiary Debt and Preferred Stock".

   Senior Debt is defined as (i) Bank Debt; (ii) all obligations consisting of the principal of and premium (if any) and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not post-filing interest is allowed in such proceeding), whether existing on the date of the Indenture or thereafter incurred, in respect of (A) indebtedness of the Company for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Company is responsible or liable; (iii) all Capital Lease Obligations of the Company; (iv) all obligations of the Company (A) for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction, (B) under interest rate swaps, caps, collars, options and similar arrangements and foreign currency hedges entered into in respect of any obligations described in clauses (i), (ii) and (iii) or generally to hedge foreign exchange risks, (C) under receivables financing facilities or (D) issued or assumed as the deferred purchase price of property or services and all conditional sale obligations of the Company and all obligations of the Company under any title retention agreement; (v) all obligations of other persons of the type referred to in clauses (ii), (iii) and (iv) and all dividends of other persons for the payment of which, in either case, the Company is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any agreement which has the economic effect of a guarantee; and (vi) all obligations of the Company consisting of modifications, renewals, extensions, replacements, refinancings and refundings of any obligations described in clause (i), (ii), (iii), (iv) or (v); unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the New Notes. However, Senior Debt will not be deemed to include
(1) any obligation of the Company to any Subsidiary, (2) any liability for federal, state, local or other taxes owed or owing by the Company, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (4) any indebtedness, guarantee or obligation of the Company (other than the Bank Debt) which is contractually subordinate or junior in right of payment to any other indebtedness, guarantee or obligation of the Company or (5) the portion of any Debt issued in violation of the provisions described under "--Certain Covenants--Limitation on Debt" below.

   Only indebtedness of the Company that is Senior Debt will rank senior to the New Notes in accordance with the provisions of the Indenture. The New Notes will in all respects rank pari passu with all other Senior Subordinated Debt of the Company. The Company has agreed in the Indenture that it will not issue (as defined in "--Certain Definitions" below), directly or indirectly, any Debt which is subordinate or junior in ranking in any respect to Senior Debt unless such Debt is Senior Subordinated Debt or is expressly subordinated in right of payment to Senior Subordinated Debt. Unsecured Debt is not deemed to be subordinate or junior to Secured Debt merely because it is unsecured.

   The Company may not pay the principal of, premium (if any) or interest on, the New Notes or make any deposit pursuant to the provisions described under "--Defeasance" below and may not repurchase, redeem or otherwise retire any New Notes (collectively, pay the New Notes) if (i) any Senior Debt is not paid in full in cash or cash equivalents when due or (ii) any other default on Senior Debt occurs and the maturity of such Senior Debt is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Senior Debt has been paid in full in cash or cash equivalents. However, the Company may pay the New Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representatives of the Designated Senior Debt. During the continuance of any default (other than a default described in clause (i) or (ii) of the second preceding sentence) with respect to any Designated Senior Debt pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the New Notes for a period (a Payment Blockage Period) commencing upon the receipt by the Company and the Trustee of written notice of such default from the Representative of such Designated Senior Debt specifying an election to effect such prohibition (a Payment Notice) and ending 179 days thereafter (or earlier if terminated (i) by written notice to the Trustee and the Company from the Representative which gave such Payment Notice,
(ii) because such default is no longer continuing or (iii) because such Designated Senior Debt has been repaid in full in cash or cash equivalents).

Notwithstanding the provisions described in the immediately preceding sentence, unless the holders of such Designated Senior Debt or the Representative of such holders has accelerated the maturity of such Designated Senior Debt, the Company may resume payments on the New Notes after the end of such Payment Blockage Period. Not more than one Payment Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Debt during such period. However, if any Payment Notice within such 360-day period is given by the Representative of any Designated Senior Debt (other than the Bank Debt), the Representative of the Bank Debt may give another Payment Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any consecutive 360-day period.

   Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property, the holders of Senior Debt will be entitled to receive payment in full in cash or cash equivalents before the holders of the New Notes are entitled to receive any payment.

   If payment of the New Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of the Designated Senior Debt or their Representatives of the acceleration. If any Designated Senior Debt is outstanding, the Company may not pay the New Notes until five days after such notice is received and, thereafter, may pay the New Notes only if the Indenture otherwise permits the payment at that time.

   By reason of such subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Debt may recover more, ratably, than the holders of the New Notes.

Change of Control

   Upon the occurrence of any of the following events each holder of New Notes will have the right to require the Company to repurchase all or any part of such holder's New Notes at a repurchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date): (i) any person or group (within the meaning of Section 13(d) of the Exchange Act), together with any Affiliates or Associates thereof, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have a beneficial ownership of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of equity securities entitled to vote in the election of directors of the Company; (ii) liquidation or dissolution of the Company; or (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of the Company (together with any new directors whose election by such board of directors or whose nomination for election by the shareholders of the Company was approved by a vote of 66 2/3% of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors of the Company then in office. A "Change of Control" will be deemed to have occurred if an event described in any of the foregoing clauses (i), (ii) or (iii) has occurred, regardless of whether one of the events in any of the other clauses has also occurred. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings.

   The occurrence of certain of the events which would constitute a Change of Control may constitute a default under the Credit Facility and could constitute a default under the Company's other existing or future indebtedness. Under the Credit Facility, the Company is prohibited from repurchasing any New Notes upon a Change of Control. In addition, the exercise by the holders of their right to require the Company to repurchase the New Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. The Company's ability to repurchase the New Notes may be further limited by applicable subordination provisions. See "--Ranking". Finally, the Company's ability to pay cash to the holders of New Notes upon a repurchase may be limited by the Company's then existing financial resources.

   Within 30 days following any Change of Control, the Company will mail a notice to each holder stating (i) that a Change of Control has occurred and that such holder has the right to require the Company to repurchase all or any part of such holder's New Notes at a repurchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date);
(ii) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control); (iii) the repurchase date (which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (iv) the instructions, determined by the Company consistent with the indenture, that a holder must follow in order to have its New Notes repurchased.

   The Change of Control purchase feature of the New Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. An identical Change of Control purchase feature was included in the Existing Notes as a result of negotiations between the Company and the underwriters of the original offering of the Existing Notes. The Change of Control provision has been retained in the New Notes as an inducement to holders of Existing Notes to participate in the exchange offer.

   The Company will comply with any tender offer rules under the Exchange Act which may then be applicable, including Rule 14e-1, in connection with any offer required to be made by the Company to repurchase the New Notes as a result of a Change of Control. The provisions relative to the Company's obligation to make an offer to repurchase the New Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the New Notes.

Certain Covenants

   Set forth below are certain covenants contained in the indenture:

   Limitation on Debt. The Company shall not issue, directly or indirectly, any Debt unless the Consolidated EBITDA Coverage Ratio for the period of the most recently completed four fiscal quarters of the Company ending at least 45 days prior to (or, if earlier, the date on which the Company files a quarterly or annual periodic report under the Exchange Act with the SEC which includes consolidated financial statements including such quarter) the date such Debt is issued exceeds 2.0 to 1.0.

   Notwithstanding the foregoing, the Company may issue the following Debt: (1) Debt issued pursuant to the Credit Facility or any agreement or agreements which refinance or replace the Credit Facility, but only to the extent that the aggregate of all Debt issued or issuable by the Company under the Credit Facility and all such refinancing agreements does not exceed the greater of (A) $215 million and (B) the sum of (x) 65% of the book value of the inventory of the Company and its Wholly Owned Subsidiaries (other than Nonrecourse Subsidiaries) and (y) 85% of the book value of the accounts receivable of the Company and its Wholly Owned Subsidiaries (other than Nonrecourse Subsidiaries), in each case as determined in accordance with generally accepted accounting principles (such sum of (x) and (y) is referred to herein as the Borrowing Base); (2) Debt under Capital Lease Obligations which does not exceed $10 million in the aggregate (less the amount of any Debt under Capital Lease Obligations of any Subsidiary then outstanding and incurred pursuant to clause
(2) of "--Limitation on Subsidiary Debt and Preferred Stock" below); (3) Debt owed to and held by a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any transfer of such Debt by such

Wholly Owned Subsidiary (other than to a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the issuance of such Debt by the Company;
(4) the New Notes and Debt issued in exchange for, or the proceeds of which are used to refund or refinance, any Debt permitted by this clause (4); provided, however, that (i) the principal amount of the Debt so issued shall not exceed the principal amount of the Debt so exchanged, refunded or refinanced plus an amount no greater than any prepayment premium due under the terms of the Debt so exchanged, refunded or refinanced and fees, costs and expenses of issuance of the Debt so issued and (ii) either (x) the Debt so issued shall not mature prior to the earlier of (A) the Stated Maturity of the Debt being exchanged, refunded or refinanced and (B) the first anniversary of the Stated Maturity of the New Notes or (y) the portion, if any, of the Debt so issued that is scheduled to mature on or prior to the Stated Maturity of the New Notes has a weighted average life to maturity at the time such Debt is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Debt being exchanged, refunded or refinanced that is scheduled to mature on or prior to the Stated Maturity of the New Notes; (5) Debt (other than Debt described in clause (1), (2), (3) or (4) of this paragraph) outstanding on the date on which the New Notes were originally issued and Debt issued in exchange for, or the proceeds of which are used to refund or refinance, any Debt permitted by this clause (5); provided, however, that (i) the principal amount of the Debt so issued shall not exceed the principal amount of the Debt so exchanged, refunded or refinanced plus an amount no greater than any prepayment premium due under the terms of the Debt so exchanged, refunded or refinanced and fees, costs and expenses of issuance of the Debt so issued and (ii) either
(x) the Debt so issued shall not mature prior to the earlier of (A) the Stated Maturity of the Debt being exchanged, refunded or refinanced and (B) the first anniversary of the Stated Maturity of the New Notes or (y) the portion, if any, of the Debt so issued that is scheduled to mature on or prior to the Stated Maturity of the New Notes has a weighted average life to maturity at the time such Debt is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Debt being exchanged, refunded or refinanced that is scheduled to mature on or prior to the Stated Maturity of the New Notes; and (6) Debt in an aggregate principal amount which, together with all other Debt of the Company then outstanding (other than Debt permitted by clauses (1) through (5) of this paragraph or the immediately preceding paragraph) does not exceed $20 million.

   Notwithstanding the two immediately preceding paragraphs, the Company shall not issue any Debt (i) if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Obligations unless such Debt shall be subordinated to the New Notes to at least the same extent as such Subordinated Obligations or (ii) if such Debt is subordinate or junior in ranking in any respect to any Senior Debt unless such Debt is Senior Subordinated Debt or is expressly subordinated in right of payment to Senior Subordinated Debt. In addition, the Company shall not issue any Secured Debt which is not Senior Debt unless contemporaneously therewith effective provision is made to secure the New Notes equally and ratably with such Secured Debt for so long as such Secured Debt is secured by a Lien. For purposes of the preceding sentence, the granting of liquidation or other preferences by the holders of Senior Debt to providers of trade credit to the Company or any Subsidiary shall not render such trade credit Secured Debt.

   Limitation on Subsidiary Debt and Preferred Stock. The Company shall not permit any Subsidiary to issue, directly or indirectly, any Debt or Preferred Stock except: (1) (i) any Bank Guarantee, (ii) any guarantee by a Subsidiary of any Senior Debt permitted to be issued pursuant to "--Limitation on Debt" above and (iii) Debt or Preferred Stock issued to and held by the Company or a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Debt or Preferred Stock (other than to the Company or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the issuance of such Debt or Preferred Stock by the issuer thereof; (2) Debt under Capital Lease Obligations which does not exceed $10 million in the aggregate (less the amount of any Debt under Capital Lease Obligations then outstanding and incurred pursuant to clause (2) of the second paragraph of "--Limitation on Debt" above); (3) Debt or Preferred Stock of a Subsidiary issued and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Debt or Preferred Stock issued as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company); (4) Debt or Preferred Stock issued and outstanding on or prior to the date on which the New Notes were originally issued (other than Debt or Preferred Stock described in clause (1), (2) or (3) of this paragraph); (5) Debt or Preferred Stock issued in exchange for, or the proceeds of which are used to refund or refinance, Debt or Preferred Stock referred to in clause (2), (3) or (4) of this paragraph; provided, however, that (i) the principal amount or liquidation value of such Debt or Preferred Stock so issued shall not exceed the principal amount or liquidation value of the Debt or Preferred Stock so refunded or refinanced plus an amount no greater than any prepayment premium due under the terms of the Debt or Preferred Stock so refunded or refinanced and reasonable expenses of issuance of the Debt or Preferred Stock so issued and (ii) either (x) the Debt or Preferred Stock so issued shall not mature prior to the earlier of (A) the Stated Maturity of the Debt or Preferred Stock being exchanged, refunded or refinanced and (B) the first anniversary of the Stated Maturity of the New Notes or (y) the portion, if any, of the Debt or Preferred Stock so issued that is scheduled to mature on or prior to the Stated Maturity of the New Notes has a weighted average life to maturity at the time such Debt or Preferred Stock is incurred or issued that is equal to or greater than the weighted average life to maturity of the portion of the Debt or Preferred Stock being exchanged, refunded or refinanced that is scheduled to mature on or prior to the Stated Maturity of the New Notes; (6) Nonrecourse Debt of a Nonrecourse Subsidiary issued after the date of the Indenture to finance the acquisition of new assets acquired by the Company or its Subsidiaries after such date; provided, however, that if any such debt thereafter ceases to be Nonrecourse Debt of a Nonrecourse Subsidiary, then such event will be deemed to constitute the issuance of such Debt by the issuer thereof; and (7) Debt and Preferred Stock in an aggregate principal amount which, together with all other Debt and Preferred Stock of Subsidiaries then outstanding (other than Debt or Preferred Stock permitted by clauses (1) through (6) of this paragraph) does not exceed $20 million.

   Limitation on Restricted Payments. The Company shall not, and shall not permit any Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any distribution in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of its Capital Stock (except dividends or distributions payable solely in its Nonconvertible Capital Stock or in options, warrants or other rights to purchase its Nonconvertible Capital Stock and except dividends or distributions payable to the Company or a Subsidiary which is not a Nonrecourse Subsidiary), (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company, a Subsidiary or any direct or indirect parent of the Company,
(iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or (iv) make any Investment (other than a Permitted Investment) in any Affiliate of the Company or person, other than a Wholly Owned Subsidiary which is not a Nonrecourse Subsidiary or a person which will become a Wholly Owned Subsidiary which is not a Nonrecourse Subsidiary as a result of any such Investment (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being hereinafter referred to as a Restricted Payment) if at the time the Company or such Subsidiary makes such Restricted Payment:
(1) a Default shall have occurred and be continuing (or would result therefrom); (2) the Company is not able to issue $1.00 of additional Debt in accordance with the provisions of the first paragraph under "--Limitation on Debt" above; or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the date on which the New Notes were originally issued would exceed the sum of (a) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from March 1, 1994 to the end of the most recent fiscal quarter ending at least 45 days prior to (or, if earlier, the date on which the Company files a quarterly or annual periodic report under the Exchange Act with the Commission which includes consolidated financial statements including such quarter) the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); (b) the aggregate Net Proceeds received by the Company from the issue or sale of, or as a capital contribution in respect of, its Capital Stock (other than Redeemable Stock or Exchangeable Stock) subsequent to the date on which the New Notes were originally issued (other than an issuance or sale to a Subsidiary or an employee stock ownership plan or similar trust);
(c) the aggregate Net Proceeds received by the Company from the issue or sale of its Capital Stock (other than Redeemable Stock or Exchangeable Stock) to an employee stock ownership plan on or after March 1, 1994, but (if such employee stock ownership plan incurs any

Debt) only to the extent that any such proceeds are equal to any increase in the Consolidated Net Worth of the Company resulting from principal repayments made by such employee stock ownership plan with respect to Debt incurred by it to finance the purchase of such Capital Stock; and (d) the amount by which Debt of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary) subsequent to the date on which the New Notes were originally issued of any Debt of the Company convertible or exchangeable for Capital Stock (other than Redeemable Stock or Exchangeable Stock) of the Company (less the amount of any cash, or other property, distributed by the Company upon such conversion or exchange).

   The preceding paragraph shall not prohibit (i) any purchase or redemption of Capital Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Redeemable Stock or Exchangeable Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan); provided, however, that (A) such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Proceeds from such sale shall be excluded from clauses (3)(b) and (3)(c) of the previous paragraph; (ii) any purchase or redemption of Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Debt of the Company; provided, however, that such Debt (A) shall be subordinated to the New Notes and shall be subordinated to Senior Debt and Senior Subordinated Debt to at least the same extent as the Subordinated Obligations so exchanged, purchased or redeemed and (B) either (x) shall not mature prior to the earlier of (1) the Stated Maturity of the Subordinated Obligations so exchanged, purchased or redeemed and (2) the first anniversary of the Stated Maturity of the New Notes or (y) the portion, if any, of such Debt that is scheduled to mature on or prior to the Stated Maturity of the New Notes has a weighted average life to maturity at the time such Debt is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Subordinated Obligations being exchanged, purchased or redeemed that is scheduled to mature on or prior to the Stated Maturity of the New Notes; provided further, however, that such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments; (iii) any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted under "--Limitation on Sales of Assets and Subsidiary Stock" below; provided, however, that such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments; (iv) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments; (v) the redemption by the Company of any rights to purchase Capital Stock of the Company which rights were issued pursuant to the Rights Agreement, dated as of January 17, 1986, as amended, for an amount not to exceed on a per right basis the redemption price of such right at the date of the Indenture, as adjusted for stock dividends and similar transactions; provided, however, that such redemption shall be included in the calculation of the amount of Restricted Payments; (vi) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Company, options on any such shares or related stock appreciation rights or similar securities held by officers or employees or former officers or employees (or their estates or beneficiaries under their estates) or by any employee benefit plan, upon death, disability, retirement or termination of employment or pursuant to the terms of any employee benefit plan approved by the Board of Directors or a committee thereof or under any other agreement approved by the Board of Directors or a committee thereof under which such shares of stock or related rights were issued; provided, however, that the aggregate cash consideration paid for such purchase, redemption, acquisition, cancellation or other retirement of such shares of Capital Stock or related rights after the date of the Indenture does not exceed $2.5 million in any fiscal year or $1 million payable to any individual in any fiscal year; provided further, however, that all such payments shall be included in the calculation of the amount of Restricted Payments; and (vii) loans or advances to officers, directors and employees of the Company and its Subsidiaries made after the date of the Indenture in the ordinary course of business consistent with past practices for the advancement of travel and other normal business expenses or relocation expenses; provided, however, that such loans and advances shall be excluded from the calculation of the amount of Restricted Payments.

   Limitation on Restrictions on Distributions from Subsidiaries. The Company shall not, and shall not permit any Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock or pay any Debt or other obligation owed to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company, except:
(1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date on which the New Notes were originally issued; (2) any encumbrance or restriction with respect to a Subsidiary pursuant to an agreement relating to any Debt issued by such Subsidiary on or prior to the date on which such Subsidiary became a Subsidiary or was acquired by the Company (other than Debt issued as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company) and outstanding on such date; (3) any encumbrance or restriction pursuant to an agreement effecting a refinancing of Debt issued pursuant to an agreement referred to in clause (1) or (2) of this paragraph or contained in any amendment to an agreement referred to in clause (1) or (2) of this paragraph; provided, however, that the encumbrances and restrictions contained in any such refinancing agreement or amendment are no less favorable to the holders of the New Notes than encumbrances and restrictions contained in such prior agreements; (4) any such encumbrance or restriction consisting of customary nonassignment provisions in leases, licenses or other contractual obligations governing leasehold interests, licenses or contractual rights and entered into in the ordinary course of business consistent with past practices to the extent such provisions restrict the transfer of the lease, license or contractual rights or of customary restrictions on transfer of assets or business and interim conduct of business entered into in contracts providing for the disposition of such assets or business; (5) in the case of clause (iii) above, restrictions contained in agreements relating to purchase money financing arrangements of Subsidiaries or contained in security agreements securing Debt of the Company or a Subsidiary to the extent such restrictions restrict the transfer of the property subject to such purchase money financing arrangements or security agreements; and (6) encumbrances or restrictions on Nonrecourse Debt of a Nonrecourse Subsidiary.

   Limitation on Sales of Assets and Subsidiary Stock. The Company shall not, and shall not permit any Subsidiary to, make any Asset Disposition unless (i) the Company or such Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value, as determined in good faith by the Board of Directors (including as to the value of all non-cash consideration) of the shares and assets subject to such Asset Disposition and, to the extent that the proceeds of such Asset Dispositions exceed $5 million in any 12-month period, at least 75% of the consideration thereof received by the Company or such Subsidiary is in the form of cash or cash equivalents or the assumption of Debt of the Company or other obligations relating to such assets and release from all liability on the Debt or other obligations assumed and
(ii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Subsidiary, as the case may be)
(A) first, to the extent the Company elects (or is required by the terms of any Senior Debt) to prepay, repay or purchase Senior Debt or Debt (other than any Redeemable Stock) of a Wholly Owned Subsidiary (in each case other than Debt owed to the Company or an Affiliate of the Company) within 60 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; (B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), at the Company's election, to the investment by the Company or any Wholly Owned Subsidiary in assets to replace the assets that were the subject of such Asset Disposition or an asset that (as determined by the Board of Directors) will be used in the business of the Company and the Wholly Owned Subsidiaries existing on the date of the original issuance of the New Notes or in business reasonably related thereto, in each case within the later of one year from the date of such Asset Disposition or the receipt of such Net Available Cash; (C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an Offer to purchase New Notes pursuant to and subject to the condition of the following paragraph, and (D) fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C), to (x) any investment in the business or operations of the Company or any Wholly Owned Subsidiary or (y) the prepayment, repayment or purchase of Debt (other than any Redeemable Stock) of the Company or Debt of any Subsidiary (other than Debt owed to the Company or an Affiliate of the Company), in each case within one year from the later of the receipt of such Net Available Cash and the date the Offer described in the following paragraph is consummated; provided, however, that in connection with any prepayment, repayment or purchase of Debt pursuant to clause (A) or (D) above, the Company shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; provided, further, that the Company shall not be required to reduce the loan commitment pursuant to clause (A) below the greater of (x) $215 million and (y) the Borrowing Base after giving effect to the transaction giving rise to the obligations under this paragraph. Notwithstanding the foregoing provisions of this paragraph, (i) the Company and the Subsidiaries shall not be required to apply any Net Available Cash in accordance with this paragraph except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this paragraph exceeds $10 million, and (ii) the Company and the Subsidiaries shall not be required to receive any minimum amount of cash consideration in the event of a sale of all or substantially all of the assets or stock of any Subsidiary of the Company which is or has been a Subsidiary of the Company prior to the date hereof, the revenues of which are derived primarily from the direct retail sale of apparel. Pending application of Net Available Cash pursuant to this paragraph, such Net Available Cash shall be invested in Permitted Investments of the type specified in clauses (i) or (ii) of the definition of Permitted Investments.

   In the event of an Asset Disposition that requires the purchase of New Notes pursuant to clause (ii)(C) of the previous paragraph, the Company will be required to purchase New Notes tendered pursuant to an offer by the Company for the New Notes (the Offer) at a purchase price of 100% of their principal amount plus accrued interest to the purchase date in accordance with the procedures (including prorationing in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of New Notes tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the New Notes, the Company shall apply the remaining Net Available Cash in accordance with clause (ii)(D) of the previous paragraph. The Company shall not be required to make an Offer for New Notes pursuant to this paragraph if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (ii)(A) and (ii)(B) of the previous paragraph) is less than $5 million for any particular Asset Disposition (which lesser amounts shall not be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Under the Credit Facility, the Company is prohibited from purchasing any New Notes in connection with an Asset Disposition.

   The Company shall comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of New Notes pursuant to the Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the Indenture by virtue thereof.

   Limitation on Transactions with Affiliates. The Company shall not, and shall not permit any Subsidiary to, conduct any business or enter into any transaction or series of similar transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company or any legal or beneficial owner of 5% or more of any class of Capital Stock of the Company or with an Affiliate of any such owner (other than a Wholly Owned Subsidiary or an employee stock ownership plan for the benefit of the Company's or a Subsidiary's employees) unless (i) the terms of such business, transaction or series of transactions are (a) set forth in writing and (b) as favorable to the Company or such Subsidiary as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm's-length dealings with an unrelated third person and (ii) the Board of Directors has, by resolution, determined in good faith that such business or transaction or series of transactions meets the criteria set forth in (i)(b) above. This paragraph, however, will not prohibit (i) any dividend, distribution or other transaction permitted under the covenant described under "--Limitation on Restricted Payments" above or (ii) customary compensation and employee benefit arrangements entered into with any officer or director of the Company or of any Subsidiary in their capacity as officer or director in the ordinary course of business and consistent with past practices.

   Securities and Exchange Commission Reports. The Company shall file with the Trustee and provide the holders of the New Notes, within 15 days after it files them with the Commission, copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act, the Company shall continue to file with the Commission and provide the Trustee and holders of the New Notes with such annual reports and such information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which are specified in Sections 13 and 15(d) of the Exchange Act.

Successor Company

   The Company may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any person unless:
(i) the resulting, surviving or transferee person (if not the Company) is organized and existing under the laws of the United States of America or any state thereof or the District of Columbia and such person expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Indenture and the New Notes; (ii) immediately prior to and after giving effect to such transaction (and treating any Debt which becomes an obligation of the resulting, surviving or transferee person or any Subsidiary as a result of such transaction as having been issued by such person or such Subsidiary at the time of such transaction), no Default has occurred and is continuing; (iii) immediately after giving effect to such transaction, the resulting, surviving or transferee person would be able to issue at least $1.00 of Debt pursuant to the provisions of the first paragraph under "--Limitation on Debt" above; (iv) immediately after giving effect to such transaction, the resulting, surviving or transferee person has Consolidated Net Worth in an amount which is not less than the Consolidated Net Worth of the Company prior to such transaction; and
(v) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. The resulting, surviving or transferee person will be the successor company. Notwithstanding the foregoing, the covenant shall not restrict the merger of a Wholly Owned Subsidiary (other than a Nonrecourse Subsidiary) into the Company.

Defaults

   An Event of Default is defined in the Indenture as (i) a default in the payment of interest on the New Notes when due, continued for 30 days, whether or not such payment is prohibited by the provisions described under "--Ranking" above, (ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, whether or not such payment is prohibited by the provisions described under "--Ranking" above, (iii) the failure by the Company to comply for 30 days after notice with any of its obligations under the covenants described above under "--Successor Company," "--Limitation on Sales of Assets and Subsidiary Stock" (other than a failure to repurchase New Notes) or "--Change of Control" (other than a failure to repurchase New Notes), (iv) the failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture, (v) Debt of the Company or any Significant Subsidiary (other than Nonrecourse Debt of a Nonrecourse Subsidiary) is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Debt unpaid or accelerated exceeds $10 million (or its foreign currency equivalent) and such failure continues for 10 days after notice (the cross acceleration provision), (vi) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the bankruptcy provisions) or (vii) any judgment or decree for the payment of money in excess of $10 million is rendered against the Company or a Significant Subsidiary and is not discharged and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (B) there is a period of 60 days following such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed and, in the case of (B), such default continues for 10 days after notice (the judgment default provision). However, a default under clauses (iii), (iv), (v) or (vii)(B) above will not constitute an Event of Default until the Trustee or the holders of at least 25% in principal amount of the outstanding New Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

   If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding New Notes may declare the principal of and accrued but unpaid interest on all the New Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the New Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the New Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding New Notes may rescind any such acceleration with respect to the New Notes and its consequences.

   Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the New Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the New Notes unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding New Notes have requested the Trustee to pursue the remedy, (iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity and (v) the holders of a majority in principal amount of the outstanding New Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding New Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

   The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of the New Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is in the interest of the holders of the New Notes. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendment, Supplement, Waiver

   Subject to certain exceptions, the Indenture may be amended or supplemented with the consent of the holders of a majority in principal amount of the New Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the New Notes then outstanding. However, without the consent of each holder of an outstanding Note, no amendment may, among other things, (i) reduce the amount of New Notes whose holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the fixed maturity of any Note, (iv) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed, (v) make any Note payable in money other than that stated in the Note, (vi) impair the right of any holder of the New Notes to receive payment of principal of and interest on such holder's New Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's New Notes, (vii) make any change to the subordination provisions of the Indenture that adversely affects the rights of any holder or (viii) make any change in the amendment provisions which require each holder's consent or in the waiver provisions.

   Without the consent of any holder of the New Notes, the Company and the Trustee may amend or supplement the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, to provide for uncertificated New Notes in addition to or in place of certificated New Notes (provided that the uncertificated New Notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code of 1986, as amended (the "Code"), or in a manner such that the uncertificated New Notes are described in Section 163(f)(2)(B) of the Code), to make any change to the subordination provisions of the Indenture that does not adversely affect the rights of any holder of the New Notes, to add guarantees of the New Notes, to add to the covenants of the Company for the benefit of the holders of the New Notes or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder of the New Notes or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Debt then outstanding or in effect unless the holders of such Senior Debt (required pursuant to the terms of such Senior Debt) consent to such change.

   The consent of the holders of the New Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

   After an amendment under the Indenture becomes effective, the Company is required to mail to holders of the New Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the New Notes, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees and Stockholders

   No past, present or future director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Indenture or the New Notes or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the New Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the New Notes. Such waiver may not be effective to waive liabilities under the federal security laws, and it is the view of the Commission that such a waiver is against public policy.

Transfer

   The New Notes will be issued in registered form and will be transferable only upon the surrender of the New Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Defeasance

   The Company at any time may terminate all its obligations under the New Notes and the Indenture (legal defeasance) except for certain obligations, including those respecting the defeasance trust and obligation to register the transfer or exchange of the New Notes, to replace mutilated, destroyed, lost or stolen New Notes and to maintain a registrar and paying agent in respect of the New Notes. The Company at any time may terminate its obligations under the covenants described under "--Certain Covenants" and "--Change of Control," the operation of the cross acceleration provision, certain of the bankruptcy provisions and the judgment default provision described under "--Defaults" above and the limitations contained in clauses (iii) and (iv) described under "--Successor Company" above (covenant defeasance).

   The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the New Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the New Notes may not be accelerated because of an Event of Default specified in clause (iii), (v), (vi) (with respect to any Significant Subsidiary) or (vii) under "--Defaults" above or because of the failure of the Company to comply with clause (iii) or (iv) under "--Successor Company" above.

   In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the defeasance trust) with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the New Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivering to the Trustee an Opinion of Counsel to the effect that holders of the New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or a change in applicable federal income tax law).

Concerning the Trustee


   Bank One, Columbus, NA is to be the Trustee under the Indenture and has been appointed by the Company as registrar and paying agent with regard to the New Notes.


Governing Law

   The Indenture provides that it and the New Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Certain Definitions

   "Affiliate" of any specified person means (i) any other person which, directly or indirectly, is in control of, is controlled by or is under common control with such specified person or (ii) any other person who is a director or officer (A) of such specified person, (B) of any subsidiary of such specified person or (C) of any person described in clause (i) above. For purposes of this definition, control of a person means the power, direct or indirect, to direct or cause the direction of the management and policies of such person whether by contract or otherwise; and the terms controlling and controlled have meanings correlative to the foregoing.

   "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) of shares of Capital Stock of a Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a disposition) by the Company or any of its Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction, other than (i) a disposition by a Subsidiary to the Company or by the Company or a Subsidiary to a Wholly Owned Subsidiary, (ii) a disposition of property or assets in the ordinary course of business, (iii) a disposition of obsolete or worn out assets in the ordinary course of business, (iv) a disposition subject to the covenant described under "--Certain Covenants--Limitation on Restricted Payments" above and (v) a disposition of receivables pursuant to an accounts receivable financing facility.

   "Average Life" means, as of the date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the date of each successive scheduled principal payment of such Debt or redemption payment on such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

   "Bank Debt" means any and all amounts payable under or in respect of the Credit Facility, including any and all amounts payable in respect of letters of credit and Interest Rate Protection Agreements included in the obligations under the Credit Facility, and all documents, instruments and agreements executed in connection with the Credit Facility (and any other agreement or agreements which refinances or replaces the Credit Facility in whole or in part), as amended from time to time, including principal, premium (if any), interest, fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof (including, without limitation, any and all of the foregoing amounts arising before or after any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for such amounts is allowed, avoided or subordinated in such proceedings).

   "Bank Guarantee" means, for any Subsidiary, the guarantee by such Subsidiary of the Bank Debt and any other Debt of any Subsidiary which Debt, directly or indirectly, guarantees or secures any Bank Debt.

   "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

   "Business Day" means each day which is not a Legal Holiday.

   "Capital Lease Obligations" of a person means any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with generally accepted accounting principles; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with generally accepted accounting principles; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

   "Capital Stock" means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock, including any Preferred Stock.

   "Consolidated EBITDA Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to (or, if earlier, the date on which the Company files a quarterly or annual periodic report under the Exchange Act with the Commission which includes consolidated financial statements including such quarter) the date of such determination to
(ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that (1) if the Company or any Subsidiary has issued any Debt since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated EBITDA Coverage Ratio is an issuance of Debt, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Debt as if such Debt had been issued on the first day of such period and the discharge of any other Debt repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Debt as if any such discharge had occurred on the first day of such period, (2) if since the beginning of such period the Company or any Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Debt of the Company or any Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Subsidiaries in connection with such Asset Dispositions for such period (or, if the Capital Stock of any Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Debt of such Subsidiary to the extent the Company and its continuing Subsidiaries are no longer liable for such Debt after such sale), (3) if since the beginning of such period the Company or any Subsidiary (by merger or otherwise) shall have made an Investment in any Subsidiary (or any person which becomes a Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the issuance of any Debt), as if such Investment or acquisition occurred on the first day of such period, and (4) if since the beginning of such period any person (that subsequently became a Subsidiary or was merged with or into the Company or any Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto, and the amount of Consolidated Interest Expense associated with any Debt issued in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Debt bears a floating rate of interest and is being given pro forma effect, the interest on such Debt shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Protection Agreement applicable to such Debt to the extent that the remaining term of such Interest Rate Protection Agreement exceeds 12 months).

   "Consolidated Interest Expense" means, for any period and without duplication, the total interest expense of the Company and its consolidated Subsidiaries, including (i) interest expense attributable to capital leases,
(ii) amortization of debt discount and debt issuance cost (except to the extent incurred in connection with the issuance of the New Notes), (iii) capitalized interest, (iv) non-cash interest payments, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs under Interest Rate Protection Agreements (including amortization of fees), (vii) Preferred Stock dividends in respect of all Preferred Stock held by persons other than the Company or a Wholly Owned Subsidiary, (viii) interest incurred in connection with investments in discontinued operations and (ix) interest actually paid by the Company or any of its consolidated subsidiaries under any guarantee of Debt or any other obligation of any other person.

   "Consolidated Net Income" means, for any period, the net income of the Company and its consolidated subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

      (i) any net income or loss of any person if such person is not a Subsidiary, except that the Company's equity in the net income of any such person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such person during such period to the Company or a Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Subsidiary, to the limitations contained in clause (iii) below);

      (ii) any net income of any person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

      (iii) any net income of any Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Subsidiary, directly or indirectly, to the Company, except that (A) the Company's equity in the net income of any such Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Subsidiary during such period to the Company or another Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Subsidiary for such period shall be included in determining such Consolidated Net Income;

      (iv) any gain or loss realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any person; or

      (v) the cumulative effect of a change in accounting principles.

   "Consolidated Net Worth" of any person means the total amounts shown on the balance sheet of such person and its consolidated subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, as of the end of the most recent fiscal quarter of such person ending at least 45 days prior to (or, if earlier, the date on which the Company files a quarterly or annual periodic report under the

Exchange Act with the Commission which includes consolidated financial statements including such quarter) the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Capital Stock of such person plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit, (B) any amounts attributable to Redeemable Stock and (C) any amounts attributable to Exchangeable Stock.

   "Credit Facility" means the Amended and Restated Credit Agreement, dated as of August 18, 1999, among the Company and certain financial institutions named therein as Lenders and General Electric Capital Corporation as Managing Agent, as amended, restated, replaced, refinanced, supplemented or otherwise modified from time to time.

   "Debt" of any person means, without duplication,

      (i) the principal of and premium (if any) in respect of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable;

      (ii) all Capital Lease Obligations of such person;

      (iii) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

      (iv) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit);

      (v) the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any Redeemable Stock or Exchangeable Stock (but excluding any accrued dividends);

      (vi) all obligations of the type referred to in clauses (i) through (v) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee; and

      (vii) all obligations of the type referred to in clauses (i) through (vi) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

   "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

   "Designated Senior Debt" means (i) the Bank Debt and (ii) other Senior Debt that (A) is issued at one time or under a common agreement in an aggregate outstanding principal amount of at least $25 million and (B) has been designated Designated Senior Debt in an Officer's Certificate received by the Trustee.

   "EBITDA" for any period means the Consolidated Net Income for such period (but without giving effect to adjustments, accruals, deductions or entries resulting from purchase accounting, extraordinary losses or gains and any gains or losses from any Asset Dispositions), plus the following to the extent deducted in calculating such Consolidated Net Income: (i) income tax expense,
(ii) Consolidated Interest Expense, (iii) depreciation expense, (iv) amortization expense and (v) all other non-cash charges (excluding any such non-cash charge constituting an extraordinary item of loss or any non-cash charge which requires an accrual of or a reserve for cash charges for any future period).

   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Exchangeable Stock" means any Capital Stock which is exchangeable or convertible into another security (other than Capital Stock of the Company which is neither Exchangeable Stock nor Redeemable Stock).

   "Guarantee" means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Debt or other obligation of any person and any obligation, direct or indirect, contingent or otherwise, of such person
(i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation of such person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Debt or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business. The term Guarantee used as a verb has a corresponding meaning.

   "Interest Rate Protection Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Subsidiary against fluctuations in interest rates.

   "Investment" in any person means any loan or advance to, any acquisition of Capital Stock, equity interest, obligation or other security of, or capital contribution or other investment in, such person. Any subsequent issuance or transfer of any Capital Stock that results in a Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary shall not be deemed to constitute the making of a new Investment by the Company to the extent of the Company's then outstanding Investments therein, except with respect to that portion of such Investment that was made in connection with or otherwise in anticipation of such issuance or transfer.

   "Issue" means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Debt or Capital Stock of a person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be issued by such Subsidiary at the time it becomes a Subsidiary.

   "Lien" means any mortgage, pledge, security interest, lien, conditional sale or other title retention agreement.

   "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Debt or other obligations relating to such properties or assets or received in any other noncash form) therefrom, in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, all federal, state, provincial, foreign and local taxes paid or required to be accrued as a liability under generally accepted accounting principles as a consequence of such Asset Disposition, and in each case net of all payments made on any Debt which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, and net of all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition.

   "Net Proceeds", with respect to any issuance or sale of Capital Stock, means the aggregate proceeds of such issuance or sale including the fair market value of property other than cash (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board resolution) net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

   "Nonconvertible Capital Stock" means, with respect to any corporation, any nonconvertible Capital Stock of such corporation and any Capital Stock of such corporation convertible solely into nonconvertible common stock of such corporation; provided, however, that Nonconvertible Capital Stock shall not include any Redeemable Stock or Exchangeable Stock.

   "Nonrecourse Debt" means Debt or that portion of Debt (i) as to which neither the Company nor its Subsidiaries (other than a Nonrecourse Subsidiary)
(A) provide credit support (including any undertaking, agreement or instrument which would constitute Debt), (B) is directly or indirectly liable, or (C) constitute the lender and (ii) no default with respect to which (including any rights which the holders thereof may have to take enforcement action against a Nonrecourse Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company or its Subsidiaries to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

   "Nonrecourse Subsidiary" means a Subsidiary which (i) has not acquired any assets (other than cash) directly or indirectly from the Company or any Subsidiary, (ii) only owns properties acquired after the date of the Indenture and (iii) has no Debt other than Nonrecourse Debt.

   "Officer" means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

   "Officers' Certificate" means a certificate signed by two Officers.

   "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

   "Permitted Investments" shall mean (i) short-term obligations of, or fully guaranteed by, the United States of America; (ii) commercial paper rated A-1 or better by Standard and Poor's Corporation or P-1 or better by Moody's Investors Service, Inc.; (iii) deposit accounts maintained in the ordinary course of business at a bank or trust company which is organized under the laws of the United States of America or any state thereof having capital, surplus and undivided profits aggregating in excess of $500,000,000; (iv) certificates of deposit issued by and time deposits with commercial banks (whether domestic or foreign) having capital, surplus and undivided profits aggregating in excess of $500,000,000; (v) deposits maintained as cash collateral with banks and financial institutions providing cash management services to the Company or its Wholly Owned Subsidiaries having an aggregate value which is at all times less than $4 million; (vi) the receipt of notes or other Investments by the Company or any Subsidiary in settlement of delinquent or defaulted accounts or notes receivable; and (vii) deposit accounts maintained by the Company or Subsidiaries under the terms of the Bank Debt. Notwithstanding the foregoing, the Investments described in clauses (i), (ii) and (iv) above shall constitute Permitted Investments only to the extent such Investments mature within 90 days of the date of acquisition thereof.

   "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

   "Preferred Stock", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

   "Principal of a Note" means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

   "Public Equity Offering" means an underwritten public offering of common stock of the Company for cash pursuant to an effective registration statement under the Securities Act.

   "Redeemable Stock" means any Capital Stock that by its terms or otherwise is required to be redeemed on or prior to the first anniversary of the Stated Maturity of the New Notes or is redeemable at the option of the holder thereof at any time on or prior to the first anniversary of the Stated Maturity of the New Notes.

   "Representative" means the trustee, agent or representative (if any) for an issue of Senior Debt.

   "Secured Debt" means any Debt of the Company secured by a Lien.

   "Senior Subordinated Debt" means the New Notes and any other indebtedness, guarantee or obligation of the Company that specifically provides that such indebtedness, guarantee or obligation is to rank pari passu with other Senior Subordinated Debt of the Company and is not subordinated by its terms to any indebtedness, guarantee or obligation of the Company which is not Senior Debt.

   "Significant Subsidiary" means (i) any domestic Subsidiary of the Company which at the time of determination either (A) had assets which, as of the date of the Company's most recent quarterly consolidated balance sheet, constituted at least 3% of the Company's total assets on a consolidated basis as of such date or (B) had revenues for the 12-month period ending on the date of the Company's most recent quarterly consolidated statement of income which constituted at least 3% of the Company's total revenues on a consolidated basis for such period (each such determination being made in accordance with generally accepted accounting principles), (ii) any foreign Subsidiary of the Company which at the time of determination either (A) had assets which, as of the date of the Company's most recent quarterly consolidated balance sheet, constituted at least 5% of the Company's total assets on a consolidated basis as of such date or (B) had revenues for the 12-month period ending on the date of the Company's most recent quarterly consolidated statement of income which constituted at least 5% of the Company's total revenues on a consolidated basis for such period (each such determination being made in accordance with generally accepted accounting principles) or (iii) any Subsidiary of the Company which, if merged with all Defaulting Subsidiaries of the Company, would at the time of determination either (A) have had assets which, as of the date of the Company's most recent quarterly consolidated balance sheet, would have constituted at least 10% of the Company's total assets on a consolidated basis as of such date or (B) have had revenues for the 12-month period ending on the date of the Company's most recent quarterly consolidated statement of income which would have constituted at least 10% of the Company's most recent quarterly consolidated statement of income which would have constituted at least 10% of the Company's total revenues on a consolidated basis for such period (each such determination being made in accordance with generally accepted accounting principles). Defaulting Subsidiary means any Subsidiary of the Company (other than a Nonrecourse Subsidiary) with respect to which an event described under clause (v), (vi) or (vii) of the first paragraph under "--Defaults" has occurred and is continuing.

   "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

   "Subordinated Obligation" means any Debt of the Company (whether outstanding on the date hereof or hereafter incurred) which is subordinate or junior in right of payment to the New Notes.

   "Subsidiary" means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) the Company, (ii) the Company and one or more Subsidiaries or (iii) one or more Subsidiaries.

   "Tangible Property" means all land, buildings, machinery and equipment and leasehold interests and improvements which would be reflected on a balance sheet of the Company prepared in accordance with generally accepted accounting principles, excluding (i) all such tangible property located outside the United States of America, (ii) all rights, contracts and other intangible assets of any nature whatsoever and (iii) all inventories and other current assets.

   "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

   "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

   "Wholly Owned Subsidiary" means a Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

                         DESCRIPTION OF CAPITAL STOCK

Authorized Stock; Issued and Outstanding Shares.

   Our authorized capital stock consists of 75,000,000 shares of Common Stock, 2,500,000 shares of preferred stock and 165,000 shares of Series A Junior Participating Preferred Stock, $1.00 par value per share, designated in connection with our Stockholder Rights Agreement.

   As of November 30, 2001, the number of shares of Common Stock issued and outstanding was 30,203,418. There are currently no outstanding shares of our preferred stock.

   The following summarizes the rights of holders of Common Stock:

  . each holder of shares of Common Stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors;

  .  there are no cumulative voting rights;

  . subject to provisions of law and the preferences of our preferred stock and of any other shares ranking prior to the Common Stock as to dividends, holders of the Common Stock are entitled to dividends in such amounts as may be determined and declared from time to time by our board of directors;

  . upon our liquidation, dissolution or winding up, the holders of shares of the Common Stock will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our debts and other liabilities and the payment of any liquidation preferences to holders of any shares ranking prior to the Common Stock as to distribution of assets; and

  . the holders of Common Stock have no preemptive or conversion rights to purchase shares of the Common Stock, nor will holders be entitled to the benefits of any redemption or sinking fund provisions.

Stockholder Rights Agreement

   On December 6, 1995, our board of directors approved a new Stockholder Rights Agreement (the ''Rights Agreement''), which took effect immediately upon the expiration of the then existing rights on January 31, 1996. A dividend of one right (''Right'') per share of Common Stock was distributed to stockholders of record on January 31, 1996 and with shares of Common Stock issued thereafter. On April 13, 2000, our board of directors approved an amendment and restatement of the Rights Agreement which, among other things, allowed Traco International, N.V. and its affiliates (collectively, the ''Exempt Person''), to beneficially own up to and including 19.5% of the outstanding shares of Common Stock without triggering the distribution and exercisability of the Rights issued pursuant to the Rights Agreement.

   Each Right, expiring January 31, 2006, represents a right to buy from us 1/1000th of a share of Series A Junior Participating Preferred Stock, $1.00 par value per share, at a price of $25 per Right. Separate certificates for Rights will not be distributed, nor will the Rights be exercisable, unless an acquiring person (the ''Acquiring Person'') acquires 15% or more, or in the case of the Exempt Person, in excess of 19.5% (the ''Threshold Amount''), or announces an offer that could result in acquiring the Threshold Amount of shares of our Common Stock. Following an acquisition of the Threshold Amount of Common Stock (a ''Stock Acquisition''), each Right holder, except the Acquiring Person, has the right to receive, upon exercise, shares of Common Stock valued at twice the then applicable exercise price of the Right (or, under certain circumstances, cash, property or our other securities), unless the Acquiring Person has offered to acquire all of our outstanding shares under terms that a majority of our independent directors have determined to be fair and in our stockholders or our best interests.

   The Rights are not exercisable until our right of redemption has expired. Generally, Rights may be redeemed for $.01 each (in cash, shares of Common Stock or other consideration we deem appropriate) until the earlier of (i) the tenth day following public announcement that the Threshold Amount or greater position has been acquired in the Common Stock or (ii) the final expiration of the Rights. Until exercise, a Right holder, as such, has no rights as a stockholder of the Company.

                            MARKET FOR COMMON STOCK

   The Common Stock is traded on both the New York Stock Exchange and Chicago Stock Exchange. The quarterly composite price ranges of the Common Stock for the past three fiscal years were as follows:


                               2001         2000          1999
                            ----------- ------------- -------------
                            High   Low   High   Low    High   Low
                            ----- ----- ------ ------ ------ ------
             First Quarter  $3.78 $2.38 $ 3.97 $ 3.13 $ 6.13 $ 3.94
             Second Quarter $3.61 $2.55 $ 3.22 $ 2.16 $ 5.25 $ 4.31
             Third Quarter  $3.75 $1.95 $3.03  $2.20  $5.06  $3.63
             Fourth Quarter $3.53 $1.53 $3.13  $2.34  $4.94  $3.69


   The most recent quarterly dividend paid was in November 1991, in the amount of $.15 per share. Our senior credit facility contains limitations on restricted payments, which include dividends on Common Stock, to a cumulative maximum amount of $12.5 million for any four consecutive fiscal quarters. We currently intend to retain all future earnings, if any, for our business and do not anticipate paying cash dividends in the foreseeable future.

   As of February 15, 2001, there were approximately 4,593 holders of the Common Stock. The number of holders was estimated by adding the number of registered holders furnished by our registrar together with the number of participants in our Employee Stock Ownership Plan.

                       DESCRIPTION OF OTHER INDEBTEDNESS

   The following is a brief summary of provisions of Hartmarx's outstanding indebtedness. The summary is qualified in its entirety by reference to the full text of the agreements governing such indebtedness. In this summary, the terms "Hartmarx" and the "Company" refer only to Hartmarx Corporation and not to any of its subsidiaries.

Senior Credit Facility

   During fiscal year 1994, the Company entered into a three-year financing agreement providing for a senior credit facility with a group of lenders, including GE Capital. The senior credit facility initially provided for maximum borrowings of $175 million (including a $35 million letter of credit sub-facility), subject to a borrowing base calculation and certain minimum excess availability requirements. Borrowings under the senior credit facility were secured by eligible inventories, accounts receivable and the intangibles of the Company and its subsidiaries.

   On August 18, 1999 the Company amended the senior credit facility to increase the maximum borrowing level and extend its duration. Additional amendments were effected during fiscal year 2001. Among other things, the senior credit facility currently provides for maximum revolving borrowings of $200 million (subject to the borrowing base calculations and minimum excess availability requirements), including a $50 million letter of credit sub-facility. The term of the senior credit facility was extended through June 2003.

   Revolving credit borrowings under the senior credit facility are subject to a borrowing base formula based upon eligible accounts receivable and inventories and minimum excess availability levels (as specified in an amendment to the senior credit facility dated December 13, 2001). Borrowing rates under the senior credit facility are based either on LIBOR (for borrowings initiated prior to October 15, 2001) or the prime rate of a major bank. The weighted average borrowing rate under the revolving credit portion of the senior credit facility was 6.9% as of November 30, 2001.

   On August 31, 2001, the senior credit facility was amended to add a new Tranche C Term Loan facility in the aggregate original principal amount of $15 million. The term loan is secured by substantially all of the assets of the Company and its subsidiaries and is subordinated in right of payment to the revolving credit portion of the senior credit facility. The term loan bore interest at prime plus 5% (11.5% as of August 31, 2001) through October 15, 2001 and bears interest at prime plus 5.5% thereafter (10.5% as of November 30, 2001). Proceeds from the term loan were used to repay revolving borrowings under the senior credit facility. The senior credit facility, as amended, required the Company to obtain additional liquidity proceeds of $10.0 million by December 14, 2001, of which approximately $4.3 million has been realized. Pursuant to an amendment to the senior credit facility dated December 13, 2001, the period for the Company to obtain such additional liquidity proceeds has been extended to June 30, 2002.

   The senior credit facility includes customary events of default and requires that the Company comply with a minimum consolidated debt service coverage ratio and a maximum consolidated leverage ratio. These covenants have been temporarily suspended, as described in the following paragraph. In addition, the senior credit facility contains a number of covenants that, among other things, restrict the Company's and its subsidiaries ability to:

  .  become liable with respect to additional indebtedness;

  .  create liens on assets;

  .  make investments;

  .  become liable with respect to certain contingent obligations;

  . make restricted junior payments (including payments on the Existing Notes and the New Notes);

  . engage in mergers or consolidations or the sale or other disposition of all or any substantial part of its and its subsidiaries' assets;

  . incur consolidated capital expenditures in excess of $10 million in any fiscal year;

  . become liable for rents under operating leases in excess of specified amounts;

  .  engage in sale-leaseback transactions;

  .  sell accounts receivable at a discount;

  .  engage in transaction with shareholders and affiliates;

  .  dispose the stock of subsidiaries; and

  . amend agreements related to subordinated debt and enter into to or amend agreements related to intellectual property rights, including licensing agreements.

   Under amendments to the senior credit facility dated July 10, 2001 and October 15, 2001, the effective borrowing rate benchmark was increased by 1% and financial covenants related to debt leverage and interest coverage, among others, were modified for periods ending May 31, 2001 and August 31, 2001. A cumulative adjusted EBITDA covenant was implemented for the period September 1, 2001 through May 31, 2002 to replace covenants related to interest coverage and debt leverage that will be reinstated at revised levels effective as of August 31, 2002 and November 30, 2002, respectively. The new covenant, as amended in an amendment to the senior credit facility dated as of December 13, 2001, provides that the Company must have cumulative consolidated adjusted EBITDA at or above a specified minimum for designated periods. For the period commencing on September 1, 2001 and ending as of the last day of the month set forth below cumulative consolidated adjusted EBITDA may not be less (or, in the case of a loss, to be a greater loss) than the correlative amount indicated:

   Period                               Minimum Consolidated Adjusted EBITDA
   ------                               ------------------------------------
   September 1, 2001--November 30, 2001              $ 2,200,000............
   September 1, 2001--December 31, 2001             $(2,500,000)............
   September 1, 2001--January 31, 2002.              $ 1,300,000............
   September 1, 2001--February 28, 2002              $ 6,700,000............
   September 1, 2001--May 31, 2002.....             $10,500,000

For purposes of the senior credit facility, consolidated adjusted EBITDA is defined as the sum of the Company's consolidated net income, consolidated cash interest expense, provisions for income taxes, depreciation expense, amortization expense and other non-cash items reducing consolidated net income less other non-cash items increasing net income.

   The senior credit facility amendments dated July 10, 2001, October 15, 2001 and December 13, 2001 also established minimum excess borrowing availability levels and required the Company and its subsidiaries to secure the senior credit facility with substantially all of their respective assets, including real property, equipment and capital stock. In addition, these amendments required that by June 30, 2002, the Company receive not less than $10 million of net cash proceeds from mortgage loans obtained with respect to certain properties, from asset sales or from the issuance of equity, and that the Company obtain, by January 31, 2002, at least $25 million of junior capital, consisting of either equity or debt junior to the senior credit facility. In connection with the requirement to obtain $25 million of junior capital, the amendments required the Company to obtain a proposal for such financing by October 26, 2001 and a commitment for such financing by November 26, 2001. We did not obtain the proposal and commitment for the $25 million of junior capital required by our senior credit facility within the prescribed periods, but the lenders under our senior credit facility have agreed not to exercise certain of their rights with respect to these defaults pending consummation of the exchange offer.

   On December 13, 2001, we entered into a new amendment to the senior credit facility that provides that the lenders will not exercise certain of their rights with respect to the Specified Credit Facility Defaults during the pendency of the exchange offer (including agreements not to exercise their rights to terminate any of the commitments under the senior credit facility, commence judicial enforcement proceedings against the Company or its subsidiaries with respect to the payment of any obligations under the senior credit facility or commence any foreclosure or levy against or seizure of all or any portion of the collateral securing the senior credit facility (other than instituting the cash dominion requirements provided for therein)), and in which the lenders agreed to a permanent waiver of the Specified Credit Facility Defaults upon the consummation of the exchange offer. The forbearance of the lenders described above will terminate if the exchange offer is not consummated or if a default under the senior credit facility (other than a Specified Credit Facility Default) exists or occurs. Until the consummation of the exchange offer, the lenders under the senior credit facility have retained their ability to block the payment of the Existing Notes upon their maturity. In addition to the foregoing, the new amendment provides, among other things, for (i) the consent of the lenders under the senior credit facility to consummation of the exchange offer, (ii) the agreement of the lenders that the requirement to obtain $25 million in junior capital financing would be satisfied by the consummation of the exchange offer, (iii) an adjustment to decrease the required excess borrowing availability the Company must maintain under the credit facility and (iv) amendment of the liquidity proceeds and minimum EBITDA covenants referred to above.

Mortgage Financings and Other Debt

   During the second quarter of 2001, the Company entered into mortgage financings on two of its owned manufacturing facilities located in Illinois and Indiana. The average interest rate on the mortgages, which have durations of ten and fifteen years, is approximately 7.5% . The proceeds of the mortgage financings totaled $17.4 million and were used to purchase Existing Notes. Other long term debt includes installment notes and mortgages and our ongoing guarantee of a $2.5 million industrial development bond retained by a former subsidiary due September 1, 2007.

Industrial Development Bonds

   As of November 30, 2001, there was approximately $17.3 million of industrial development bonds outstanding. During fiscal year 1994, the Company privately placed $15.5 million of industrial development bonds maturing in 2015. The bonds, which mature on varying dates, were issued by development authorities for the purchase or construction of various manufacturing facilities. Interest rates on the various borrowing agreements range from 5.0% to 8.5% (averaging 7.5% at November 30, 2000). Two bonds totaling $15.5 million are callable by the Company beginning July 1, 2000 at a 3% premium, declining to par on July 1, 2003.

                               INFORMATION AGENT

   We have appointed D.F. King & Co., Inc. as the information agent for the exchange offer. All inquiries relating to this Offering Circular and the exchange offer should be directed to the information agent at the following telephone number and address:

                             D.F. King & Co., Inc.
                                77 Water Street
                           New York, New York 10038
                Banks and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 290-6429

                               -----------------

                                EXCHANGE AGENT

   We have appointed Bank One Trust Company, National Association as the exchange agent for the exchange offer. All completed letters of transmittal should be directed to the exchange agent at the address set forth below. All questions regarding the procedures for tendering in the exchange offer and requests for assistance in tendering your Existing Notes should also be directed to the exchange agent at the following telephone number and address:

                 Bank One Trust Company, National Association
                            Attention: Lora Marsch
                          Corporate Trust Operations
                             1111 Polaris Parkway
                                  Suite 0184
                             Columbus, Ohio 43240
                           Facsimile: (614) 248-9987
                           Telephone: (614) 248-4856

   Delivery of a letter of transmittal to an address other than the exchange agent's address listed above or transmission of instructions by facsimile other than as set forth above is not valid delivery of the letter of transmittal.

                               -----------------

   Requests for additional copies of this Offering Circular or the enclosed letter of transmittal may be directed to either the exchange agent or the information agent at the respective telephone numbers and addresses set forth above.